Filed Pursuant to Rule 424(b)(3)

Registration No. 333-125241

PROSPECTUS

$112,400,000

2.875% Convertible Senior Notes due 2025

and the Common Stock Issuable Upon

Conversion of the Notes

This prospectus relates to $112,400,000 principal amount of our 2.875% Convertible Senior Notes due 2025 that we issued in connection with a private placement in April 2005 and upon the exercise of an option to purchase additional notes in May 2005. This prospectus also relates to shares of common stock issuable upon conversion of the notes. This prospectus will be used by selling security holders to resell from time to time their notes and shares of our common stock issuable upon conversion of the notes.

We will pay interest on the notes on April 15 and October 15 of each year, beginning October 15, 2005.

The notes will mature on April 15, 2025.

Holders of the notes may convert their notes into shares of our common stock at any time prior to the maturity date of the notes at an initial conversion rate of 69.8348 shares per $1,000 principal amount of notes (equivalent to an initial conversion price of approximately $14.32 per share), subject to adjustment as set forth in this prospectus. In the event of certain types of fundamental changes, we will increase the number of shares issuable upon conversion or, in lieu thereof, we may elect to adjust the conversion rate and related conversion obligation so that the notes are convertible into shares of the acquiring or surviving company, in each case as described herein.

On or after April 18, 2010, we may redeem some or all of the notes for cash at 100% of the principal amount plus accrued and unpaid interest.

Holders of the notes may require us to repurchase for cash all or a part of their notes on April 15, 2010, April 15, 2012, April 15, 2015 and April 15, 2020, at a repurchase price equal to 100% of the principal amount plus accrued and unpaid interest.

Upon the occurrence of a fundamental change, holders of the notes may require us to repurchase for cash all or part of their notes at 100% of the principal amount plus accrued and unpaid interest.

Shares of our common stock are quoted on The Nasdaq National Market under the symbol “NABI.” The closing sale price of the shares on July 26, 2005 was $14.79 per share.

The notes are not listed on any securities exchange or included in any automated quotation system. Upon their initial issuance, the notes were eligible for trading in The PORTAL Market. Any notes that are resold by means of this prospectus will no longer be eligible for trading in The PORTAL Market.

The notes are our general, unsecured obligations and will rank equally in right of payment with all existing and future unsecured, unsubordinated debt and senior in right of payment to any existing and future subordinated indebtedness that we may incur. The notes will be effectively subordinated to all of our secured indebtedness and structurally subordinated to any liabilities and other indebtedness of our subsidiaries.

Investing in the notes and our common stock involves risks. See “ Risk Factors” beginning on page 5.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is July 27, 2005.

When used in this prospectus, unless otherwise indicated, the terms “Nabi Biopharmaceuticals,” the “company,” “we,” “us” and “our” refer to Nabi Biopharmaceuticals and its wholly owned subsidiaries. Nabi BiopharmaceuticalsTM, Nabi®, PhosLo®, Nabi-HB®, StaphVAX®, AltastaphTM, CivacirTM and NicVAXTM are our trademarks. Other service marks, trademarks and trade names referred to in this prospectus are property of their respective owners.

You should rely only on the information contained in this prospectus or incorporated by reference. We have not authorized anyone to provide you with different information. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of the notes or our common stock.

SUMMARY

The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and our consolidated financial statements and the notes thereto incorporated by reference into this prospectus. This summary does not contain all of the information that you should consider before investing in our notes and common stock. In particular, the following summary contains basic information about the notes and is not intended to be complete. It does not contain all the information that is important to you. For a more complete understanding of the notes, please refer to the section of this prospectus entitled “Description of Notes.” For purposes of the description of notes included in this prospectus, references to “Nabi Biopharmaceuticals,” the “company,” “we,” “us” and “our” refer only to Nabi Biopharmaceuticals and do not include our subsidiaries. You should carefully read the entire prospectus, together with the documents incorporated by reference herein.

Nabi Biopharmaceuticals

We leverage our experience and knowledge in powering the immune system to develop and market products that fight serious medical conditions. By leveraging our experience and knowledge of the immune system, we are poised to capture large, commercial opportunities in our four core business areas: Gram-positive bacterial infections, kidney disease (nephrology), hepatitis, and nicotine addiction. We have three products on the market today and a number of products in various stages of clinical and preclinical development. We invest the gross margins we earn from sales of our marketed products toward funding the development of our product pipeline.

We were incorporated in Delaware in 1969. Our principal executive offices are located at 5800 Park of Commerce Boulevard N.W., Boca Raton, Florida 33487, and our European headquarters are located in Bray, Ireland. We maintain our commercial and manufacturing operations in Boca Raton and our research and development operations in Rockville, Maryland. Our telephone number is (561) 989-5800, and our website address is http://www.nabi.com. The information on our website or any other website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus.

The Offering

Issuer	Nabi Biopharmaceuticals, a Delaware corporation.

Securities offered	$112,400,000 principal amount of 2.875% Convertible Senior Notes due 2025 and the common stock issuable upon conversion thereof. We originally issued the notes in April 2005 in a private placement to the initial purchasers, Lehman Brothers Inc., Bear, Stearns & Co. Inc. and Wachovia Capital Markets, LLC and, in May 2005 upon the exercise by the initial purchasers of an option to purchase additional notes. The initial purchasers resold the notes to purchasers in transactions exempt from registration pursuant to Rule 144A.

Maturity date	April 15, 2025, unless earlier converted, redeemed or repurchased.

Ranking	The notes:

• are our general, unsecured obligations; and

• will rank equally in right of payment with all of our existing and future unsubordinated, unsecured indebtedness.

The notes will be effectively subordinated to our secured indebtedness to the extent of the value of the related security and structurally subordinated to any liabilities and other indebtedness of our subsidiaries. The indenture under which the notes were issued generally does not restrict the incurrence of debt by us or any of our subsidiaries.

As of March 26, 2005, after giving effect to the sale of the notes, there would have been approximately $126.9 million of total debt outstanding of Nabi Biopharmaceuticals.

Interest	2.875% per annum on the principal amount, payable semiannually in arrears on April 15 and October 15 of each year, beginning October 15, 2005. The initial interest payment will include accrued interest from April 19, 2005.

Conversion	The notes are convertible at the option of the holder into shares of our common stock at an initial conversion rate of 69.8348 shares per $1,000 principal amount of notes (equivalent to an initial conversion price of approximately $14.32 per share). The conversion rate is subject to adjustment in certain events. The notes are convertible at the above conversion rate at any time on or after issuance and prior to the close of business on the business day prior to the maturity date, unless we have previously repurchased or redeemed the notes. Holders of notes submitted for repurchase or called for redemption will be entitled to convert their notes up to the close of business on the business day immediately preceding the date fixed for such repurchase or redemption. See “Description of Notes—Conversion Rights.” Upon conversion, we will have the right to deliver shares of our common stock, cash or a combination of cash and shares of our common stock, in each case as described under “Description of Notes—Conversion Rights—Settlement Upon Conversion.”

Adjustment to conversion rate upon certain types of fundamental changes	If and only to the extent holders elect to convert their notes in connection with a transaction described under the first or third clause of the definition of fundamental change (as defined in this prospectus) as described in “Description of Notes—Repurchase at Option of Holders Upon a Fundamental Change” (or in connection with a transaction that would have been a fundamental change under such clause (1) or (3) but for the existence of the 110% trading price exception (as defined below)), within 30 days of receiving notice that such fundamental change has occurred, pursuant to which 10% or more of the consideration for our common stock (other than cash payments for fractional shares and cash payments made in respect of dissenters’ appraisal rights) in such transaction consists of cash or securities (or other property) that are not traded or scheduled to be traded immediately following such transaction on a U.S. national securities exchange or The Nasdaq National Market, we will increase the number of shares issuable upon conversion.

The number of additional shares will be determined by reference to the table in “Description of Notes—Conversion Rights—Adjustment to Conversion Rate Upon Certain Fundamental Changes,” based on the effective date and the price paid per share of our common stock in such fundamental change transaction. If holders of our common stock receive only cash in such transaction, the stock price shall be the cash amount paid per share. Otherwise, the stock price shall be the average of the last reported sale prices of our common stock on the five trading days prior to but not including the effective date of such fundamental change.

Conversion after a public acquirer fundamental change	In the case of a non-stock fundamental change constituting a public acquirer fundamental change (as defined in this prospectus), we may, in lieu of issuing additional shares upon conversion as described in “Description of Notes—Conversion Rights—Adjustment to Conversion Rate Upon Certain Fundamental Changes,” elect to adjust the conversion rate and the related conversion obligation such that from and after the effective date of such public acquirer fundamental change, holders of the notes will be entitled to convert their notes (subject to the satisfaction of certain conditions) into a number of shares of public acquirer common stock by multiplying the conversion rate in effect immediately before the public acquirer fundamental change by a fraction:

•      the numerator of which, will be (i) in the case of a share exchange, consolidation or merger pursuant to which our common stock is converted into cash, securities or other property, the average value of all cash and any other consideration (as determined by our board of directors) paid or payable per share of common stock or (ii) in the case of any other public acquirer fundamental change, the average of the last reported sale prices of our common stock for the five consecutive trading days prior to but excluding the effective date of such public acquirer fundamental change; and

•      the denominator of which will be the average of the last reported sale prices of the public acquirer common stock for the five consecutive trading days commencing on the trading day next succeeding the effective date of such public acquirer fundamental change.

Sinking fund	None.

Optional redemption	On or after April 18, 2010, we may redeem some or all of the notes for cash at 100% of the principal amount plus accrued and unpaid interest to, but not including the redemption date. See “Description of Notes—Redemption.”

Repurchase at option of holders	On April 15, 2010, April 15, 2012, April 15, 2015 and April 15, 2020, you may, at your option, require us to repurchase for cash some or all of your notes at a repurchase price equal to 100% of the principal amount of the notes being repurchased, plus accrued and unpaid interest to, but not including, the repurchase date. See “Description of Notes—Repurchase at Option of Holders.”

Repurchase at option of holders upon a fundamental change	If we undergo a fundamental change prior to maturity, you will have the right, at your option, to require us to repurchase for cash some or all of your notes at a repurchase price equal to 100% of the principal amount of the notes being repurchased, plus accrued and unpaid interest to, but not including, the repurchase date. See “Description of Notes—Repurchase at Option of Holders Upon a Fundamental Change.”

Use of proceeds	We will not receive any proceeds from the sale by any selling security holder of the notes or the underlying common stock into which the notes may be converted.

Book-entry form	The notes are issued in book-entry form and are represented by global certificates deposited with, or on behalf of, The Depository Trust Company, or DTC, and registered in the name of a nominee of DTC. Beneficial interests in any of the notes will be shown on, and transfers will be effected only through, records maintained by DTC or its nominee and any such interest may not be exchanged for certificated securities except in limited circumstances.

Trading	The notes are new securities for which no market currently exists. While the initial purchasers have informed us that they intend to make a market in the notes, they are under no obligation to do so and may discontinue such activities at any time without notice. The notes are not listed on any securities exchange or included in any automated quotation system. Upon their initial issuance, the notes were eligible for trading in The PORTAL Market. Any notes that are resold by means of this prospectus will no longer be eligible for trading in The PORTAL Market.

Risk Factors

For a discussion of certain risks that should be considered in connection with an investment in the notes and our common stock, see “Risk Factors” beginning on page 5 of this prospectus.

Ratio of Earnings to Fixed Charges

	For the Quarter Ended March 26, 2005	For the Year Ended
		December 25, 2004	December 27, 2003	December 28, 2002	December 29, 2001	December 30, 2000
Ratio of Earnings to Fixed Charges	N/A	N/A	N/A	2.3	15.3	N/A
Coverage Deficiency (in thousands)	$22,751	$39,052	$11,025	N/A	N/A	$1,336

RISK FACTORS

This prospectus contains forward-looking statements that reflect our current expectations regarding future events. Any such forward-looking statements are not guarantees of future performance and involve significant risks and uncertainties. Actual results may differ significantly from those in the forward-looking statements as a result of any number of factors, including, but not limited to, risks relating to the possibility that our confirmatory Phase III clinical trial for StaphVAX or our plans to commercialize StaphVAX in the EU and the U.S. may not be successful; our inability to raise additional capital on acceptable terms; the possibility that we may not realize the value of our acquisition of PhosLo; our dependence upon third parties to manufacture our products; our ability to utilize the full capacity of our manufacturing facility; the impact on sales of Nabi-HB from patient treatment protocols and the number of liver transplants performed in hepatitis B virus-positive, or HBV-positive, patients; reliance on a small number of customers; the future sales growth prospects for our biopharmaceutical products; and our ability to obtain regulatory approval for our products in the U.S. or in markets outside the U.S. or to successfully develop, manufacture and market our products. These factors and others are more fully discussed below.

Each of the following risk factors could adversely affect our business, operating results and financial condition.

Risks Related to Our Company

Our initial Phase III clinical trial for StaphVAX did not achieve statistical significance for the specified end point and neither may our confirmatory Phase III clinical trial.

In late 2000, we completed our initial Phase III placebo-controlled clinical trial for StaphVAX in hemodialysis patients with end-stage renal disease, or ESRD. The specified end point for this trial was a statistically significant reduction in S. aureus infections in ESRD patients after 12 months. The trial did not achieve this end point. We have now completed enrollment for a Phase III clinical trial for StaphVAX with a primary efficacy end point at eight months post-vaccination. The results from this trial may not establish statistical significance for the eight-month end point. Our inability to achieve statistically significant results in our confirmatory Phase III clinical trial may delay or jeopardize FDA or European Medicines Agency, or EMEA, approval, which would adversely affect our future business, financial condition and results of operations.

Our plan to commercialize StaphVAX may not be successful.

We filed a Marketing Authorization Application, or MAA, for StaphVAX in the EU using the Centralized Registration Procedure in December 2004. We plan to file a Biologics License Application, or BLA, for StaphVAX in the U.S. by the end of 2005. There can be no assurance that we will file the BLA by the end of 2005, or that we will receive approval to begin commercial sales of StaphVAX in the EU or the U.S., or that such approval will be timely. If we receive regulatory approval in Europe we will then need to seek reimbursement approval in specific EU country markets. There can be no assurance that StaphVAX will receive reimbursement pricing from any or all of the markets where we seek such approval or that reimbursement, if approved, will be at sufficient levels in each market. Any delays in or failure to obtain EU licensure or reimbursement approvals, or the failure to obtain reimbursement approvals at sufficient levels, and any delays in commercialization could adversely affect our market valuation, results of operations and our financial position and could impact the overall commercial success of StaphVAX. We have no direct experience in obtaining licensure or reimbursement for vaccines in the EU, U.S., or other markets.

Although we believe that our U.S. sales and marketing model can be readily translated to other markets, we may not be successful in doing so. We have no direct experience marketing and selling biopharmaceutical products in the EU, and currently we have no sales or marketing organization to sell and distribute StaphVAX in the EU.

A number of our product candidates and marketed products in development are in or will undergo clinical trials and the results from these trials may not be favorable.

In addition to the current Phase III clinical trial for StaphVAX, a number of our products in development are in, or will undergo clinical trials. These trials may not meet their defined endpoints, and, even if they do achieve their endpoints, we cannot be certain that results from future clinical trials will be positive. Unfavorable clinical trial results at any stage could adversely affect our business plans and have an adverse effect on our market valuation and our future business.

For instance, in November 2004, we announced the results of our Phase II clinical trial for prevention of S. aureus bloodstream infections in very low birth-weight newborns. The study met its primary endpoints, namely, Altastaph was safe and well tolerated and patients dosed with Altastaph on average maintained above protective levels of antibodies for the entire 42-day study period. However, the rate of S. aureus infections in the overall clinical trial population in this trial was 3%, well below the event rate reported in relevant medical literature. This rate was too low to allow us to make any inferences about the efficacy of Altastaph from this study. Our inability to establish statistically significant efficacy in subsequent confirmatory trials of Altastaph could adversely affect our effort to obtain FDA and EMEA approval which may have an adverse effect on our business, operating results and financial condition. Further, our studies related to Altastaph have been in a limited number of patients. To date, we have not observed any significant adverse events related to Altastaph. However, the product safety profile will continue to be monitored in our clinical trials and if there is a significant adverse event related to the product this could have a further negative effect on our effort to obtain regulatory approval.

In 2004, we initiated a study called Treatment of Hyperphosphatemia in Hemodialysis Patients: The Calcium Acetate Renagel Evaluation 2, or CARE 2, to demonstrate that when patients with ESRD treated with either PhosLo or Renagel achieve the same level of lipid control, there will be no significant difference in the development of coronary artery calcification thereby refuting the hypothesis that calcium intake as part of the PhosLo treatment is associated with cardiovascular calcification. The study is further designed to demonstrate that the combination of PhosLo and Lipitor will achieve superior control of serum phosphorus levels and calcium phosphorus product. Our inability to establish at least an equivalent result between the study arms could adversely affect our business, operating results and financial condition.

Claims and concerns may arise regarding the safety or efficacy of our product candidates and marketed products, which could lead to delayed development, product withdrawals, reduced sales or product recalls.

In order to receive regulatory approval for the commercialization of our product candidates, we must conduct extensive clinical trials to demonstrate their safety and efficacy. Our clinical trials may not demonstrate the safety and efficacy of our potential products, and we may encounter unacceptable side effects or other problems in our clinical trials. Should this occur, we may have to delay or discontinue development of our potential products. Once obtained, any regulatory approvals may be withdrawn for a number of reasons, including the later discovery of previously unknown problems with the product, such as a previously unknown safety issue. In addition, postmarketing studies, which may be sponsored by our competitors, may present evidence that another product is safer or more effective than one of our products, which could lead to reduced sales of our product. For example, Genzyme is conducting a study called Dialysis Clinical Outcomes Revisited, or D-COR, examining the difference in morbidity and mortality outcomes based on arterial calcification for patients receiving Renagel and those receiving calcium-based phosphate binders, including PhosLo. If the study’s outcome demonstrates a significant advantage to Renagel it may have a negative impact on sales of PhosLo. Finally, claims and concerns may arise regarding the safety or efficacy of one of our marketed products, which could lead to a product recall. Delayed development, product withdrawals, reduced sales, and product recalls could adversely affect our future business, financial condition, and results of operations.

Our plans to commercialize Nabi-HB Intravenous and PhosLo in the EU may not be successful.

Using the Mutual Recognition Process, we filed MAA’s for Nabi-HB Intravenous and PhosLo in the EU during 2004. There can be no assurance that we will receive approval to begin commercial sales of these products in any country in the EU, or that such approval will be timely. Following approval in each country, we will then need to seek reimbursement in that country. There can be no assurance we will receive reimbursement approval from any or all of the countries where we seek such approval or that reimbursement, if approved, will be at sufficient levels in each country. Any delays in or failure to obtain licensure or reimbursement approvals, or the failure to obtain reimbursement approvals at sufficient levels, and any delays in commercialization could adversely affect our market valuation, results of operations and our financial position. We have no direct experience in obtaining licensure of these products in the EU or other non-U.S. markets. We have no direct experience marketing and selling biopharmaceutical products in the EU, and currently we have no direct sales or marketing organization to sell and distribute Nabi-HB Intravenous and PhosLo in the EU.

We may not be able to raise necessary additional capital on acceptable terms, if at all.

We may need to raise additional capital to expand our product research, development and marketing activities or to acquire additional products or technologies. In particular, we may need to raise additional capital to support commercialization of StaphVAX, to fund the development of clinical trials of Altastaph or to acquire new products and technologies. We may seek additional funding through public or private equity or debt financing, collaborative arrangements with strategic partners or from other sources. There can be no assurance, that additional financing will be available on acceptable terms, if at all. If adequate funds are not available, we may have to defer certain investments in research, product development, manufacturing, commercialization or business development, or otherwise modify our business strategy, and it could adversely affect our market valuation, results of operations and financial position.

We may not realize the value of our acquisition of PhosLo.

On August 4, 2003, we acquired the worldwide rights to PhosLo through the purchase of various intangible assets for $60.3 million in cash, 1.5 million shares of our common stock and an obligation to pay $30.0 million in cash over the period ending March 1, 2007. These intangible assets represent approximately one-fourth of the total assets reflected on our balance sheet at March 26, 2005. PhosLo is marketed to physicians caring for patients suffering kidney failure who have developed elevated phosphorus levels in their blood. This is a market in which we had no experience prior to the acquisition of PhosLo. In the U.S., PhosLo currently competes with three other products, two prescription medications and a non-prescription medication. In the EU, PhosLo will compete with multiple prescription products. A number of these products are or will be produced, marketed and sold by companies that have substantially greater financial and marketing resources than we have.

If Genzyme’s D-COR study examining the difference in morbidity and mortality outcomes based on arterial calcification for patients receiving Renagel and those receiving calcium-based phosphate binders, including PhosLo, achieves its defined endpoints, it may negatively impact physicians’ willingness to prescribe PhosLo and, hence, negatively impact future sales of PhosLo. In addition, the maker of Fosrenol, another competitive product, has begun promotion of that product. If we do not achieve the necessary level of success in marketing PhosLo to recover the value of the intangible assets we acquired, we will be required to write down or write off some or all of the PhosLo intangible assets. If this occurs, our market valuation, balance sheet, results of operations and financial position could be adversely affected.

We depend upon third parties to manufacture our biopharmaceutical products.

We manufacture only one of our marketed biopharmaceutical products and depend upon third parties to manufacture PhosLo and Aloprim and to perform filling and labeling services for all our products for us. At times, contract manufacturers have failed to meet our needs in the past. Our biopharmaceutical product sales were constrained in 2000 because of the inability of the contract manufacturer for WinRho SDF to supply product for a period of time. Since 2000, our ability to market Aloprim has been adversely affected at certain times by our inability to obtain necessary quantities of this product from our contract manufacturer. In June 2005, work in process Nabi-HB product was damaged at a contract filling and labeling location requiring a reserve of

$1.0 million. In addition, our research and development product pipeline significantly involves conjugate vaccines. We currently rely on a third party, Cambrex Bio Science Baltimore, Inc., or Cambrex Bio Science, to manufacture StaphVAX. The agreement with Cambrex Bio Science contemplates that it will provide us with product for our clinical needs and for the initial commercial launch of StaphVAX but not for all of our forecasted needs if StaphVAX is a commercial success in Europe and the U.S.

The failure of our contract manufacturers to supply us with sufficient amounts of product to meet our needs, to properly maintain our inventory at their sites or to renew their contracts with us on commercially reasonable terms, would have a material adverse effect on our future business, financial condition and results of operations.

The market may not be receptive to our products upon their introduction.

There can be no assurance that any of our products in development will achieve market acceptance. The degree of market acceptance will depend upon a number of factors, including:

•	the clinical efficacy and safety of our products and their potential advantages over existing treatment methods to the medical community;

•	regulatory approvals;

•	any limitation of indications in regulatory approvals,

•	the prices of such products; and

•	reimbursement policies of government and third-party payers.

The failure of our clinical, research and development product pipeline and marketed products to gain market acceptance could have a material adverse effect on our future business, financial condition and results of operations.

We may not be successful in licensing or operating an internal commercial scale vaccine manufacturing facility currently under development.

We have constructed a vaccine plant in our Boca Raton, Florida manufacturing facility designed to allow us to produce vaccines in our product pipeline. We plan to submit a BLA to the FDA for licensure for the manufacture of StaphVAX in this facility in 2005 or 2006. In addition, we plan to submit a supplemental MAA to EU regulatory authorities for licensure for the manufacture of StaphVAX in this facility with a goal of being a back-up site for the production of StaphVAX for commercial sale in the EU following approval. No assurance can be given that we will be able to obtain such licensure on a timely basis or at all, and failure to obtain such licensure on a timely basis, or at all, would have a material adverse effect on our future business, financial condition and results of operations.

The new plant is designed to process several vaccines on a commercial scale. We have not previously owned or operated such a facility and have no direct experience in commercial, large-scale manufacturing of vaccine products. There can be no assurance that, if FDA and EU licensures are received, the facility can be operated efficiently and profitably. Our failure to successfully operate our new manufacturing facility would have a material adverse effect on our future business, financial condition and results of operations.

We are not currently able to utilize the full capacity of our Boca Raton, Florida manufacturing facility.

We began commercial manufacture of Nabi-HB at our Boca Raton, Florida manufacturing facility in the fourth quarter of 2001 and intend to expand the use this facility for the manufacture of polyclonal antibody products in our clinical product pipeline including, Altastaph and Civacir, and for the manufacture of products of other parties. For the foreseeable future, we may not utilize the full manufacturing capacity of the facility and there can be no assurance that we will ever operate the facility efficiently. There can be no assurance that we will have either our own products to manufacture or those of others to offset the cost of the facility’s operation. Further, we have limited experience manufacturing our clinical product candidates. Our failure to fully utilize the capacity of the plant or to manufacture products successfully could have a material adverse effect on our future business, financial condition and results of operations.

A disaster at our sole manufacturing site would interrupt our manufacturing capability for the products produced there.

Manufacturing products at a single site presents risks because a disaster, such as a fire or hurricane, may interrupt manufacturing capability. In such an event, we will have to resort to alternative sources of manufacturing that could increase our costs as well as result in significant delays while required regulatory approvals are obtained. Any such delays or increased costs could have a material adverse effect on our future business, financial condition and results of operations.

Our BLA license application for Nabi-HB Intravenous may not be approved.

Our BLA license application for Nabi-HB Intravenous that was filed in November 2002 may not be approved by the FDA. Nabi-HB is a human polyclonal antibody product currently indicated to prevent hepatitis B, or HBV, infection following accidental exposure to the virus. We believe the majority of our Nabi-HB sales are used to prevent re-infection with hepatitis B disease in HBV-positive liver transplant patients. Our BLA filing is based on clinical data developed from use of the product and patient follow-up and not on a controlled clinical trial. Nabi-HB is not currently labeled for this use. Our inability to obtain licensure from the FDA for Nabi-HB Intravenous could have an adverse effect on our future business, financial condition and results of operations.

Our sales of Nabi-HB are directly related to patient treatment protocols and the number of liver transplants performed in HBV-positive patients, over which we have no control.

Our sales of Nabi-HB are primarily for the care of HBV-positive liver transplant patients at the time of and for a maintenance period following liver transplant. The number of liver transplants that occur depends on the number of livers available for transplant. The number of livers used for HBV-positive liver transplant candidates as well as the dosing of Nabi-HB may vary from time to time based on the following factors:

•	changes in overall organ availability;

•	allocations of available organs to eligible potential recipients;

•	changes in the treatment protocols applied to HBV-positive patients;

•	availability of alternative treatments and competitive products, such as anti-viral products; and

•	changes in reimbursement regimes including the MMA in the U.S., that may provide a negative incentive for the use of certain of our products in future periods.

Each of these factors is outside our control. Sales of Nabi-HB will be adversely affected if patient treatment protocols change or the number of hepatitis B liver transplants decreases. Sales of Nabi-HB Intravenous, if it is licensed, will be similarly affected. This could have an adverse effect on our future results of operations and financial condition.

A reduction in the availability of specialty antibodies could adversely affect our ability to manufacture an adequate amount of Nabi-HB, Altastaph or Civacir or to fulfill contractual obligations.

Our ability to manufacture Nabi-HB today and Nabi-HB Intravenous, HEBIG, Altastaph and Civacir, if they are licensed, will depend upon the availability of specialty antibodies that we primarily obtain from our FDA-approved antibody collection centers. We also have contractual obligations to supply other specialty antibodies to third parties that we also obtain from our FDA-approved antibody collection centers. Specialty antibodies are more difficult to obtain than non-specific antibodies. Reduced availability of the necessary specialty antibodies would adversely affect our ability to manufacture an adequate amount of Nabi-HB, Nabi-HB Intravenous, HEBIG, Altastaph and Civacir, or to fulfill our contractual obligations, with the result that our future business, financial condition and results of operations would suffer.

We sell our products to a small number of customers. The loss of any major customer could have a material adverse effect on our results of operations or financial condition.

We sell a significant portion of our biopharmaceutical products to pharmaceutical wholesalers and distributors. In 2004, three such customers accounted for 74% of our total consolidated sales. These customers maintain inventories of our products at levels that can range as high as six to nine months of end patient demand as measured by prescriptions written. A loss of any of the customers, a significant change to our customers’ returned goods practices, or a material reduction in such customer’s purchases or inventories on hand at their sites could have a material adverse effect on our results of operations and financial condition. We also maintain a significant receivable balance with each of these customers. If these customers become unable or unwilling to pay amounts owed to us, our financial condition and results of operations could be adversely affected.

Our antibody sales in 2004 were primarily to a single customer. The loss of this customer or a material reduction in its purchases of antibodies could have a material adverse effect upon our future business, financial condition and results of operations.

New treatments may reduce the demand for our antibodies and antibody-based biopharmaceutical products.

Most of the antibodies we collect, process and sell to our customers are used in the manufacture of biopharmaceutical products to treat certain diseases. Several companies are marketing and developing monoclonal antibody products to treat some of these diseases based on technology that would reduce or eliminate the need for human antibodies. Such products could adversely affect the demand for antibodies and antibody-based biopharmaceutical products. We are unable to predict the impact of future technological advances on our business.

We may not generate sufficient cash flow from our biopharmaceutical and antibody products or obtain financing necessary to fund our research and development and commercialization activities at an appropriate level.

We generate revenues from sales of our biopharmaceutical and antibody products. We ceased to generate revenues from sales of one of these products, WinRho SDF, in March 2005 when our exclusive distribution agreement in the U.S. ended. We have incurred and expect to continue incurring significant expenses associated with our biopharmaceutical research and development activities, including the cost of clinical trials and marketing and other commercialization expenses. Our current revenues from sales of biopharmaceutical and antibody products are insufficient to fund products under development. In addition, products under development may not generate sales for several years or at all. We do not have the financial resources to fund concurrently all of our biopharmaceutical product development programs to completion. In addition, our ability to continue to fund all of our ongoing research and development activities depends on our ability to generate sales from our biopharmaceutical and antibody products or to obtain external financing. There can be no assurance, therefore, that we will be able to continue to fund our research and development activities at the level required to commercialize all of our biopharmaceutical product development programs. If we are required to reduce the funding for certain of our research and development activities, this could have a material adverse effect on our future prospects.

We may enter into strategic alliances that may not be successful and may adversely affect our ability to develop our products.

We intend to pursue strategic alliances with third parties to develop and/or commercialize certain of our biopharmaceutical products. No assurance can be given that we will be successful in these efforts or, if successful, that our collaborative partners will conduct their activities in a timely manner. If we are not successful in our efforts, our ability to continue to develop our products may be affected adversely. Even if we are successful, if any of our collaborative partners violates or terminates their agreements with us or otherwise fails to conduct their collaborative activities in a timely manner, the development or commercialization of our products could be delayed. This might require us to devote significant additional resources to product development and commercialization or terminate certain development programs. In addition, there can be no assurance that disputes will not arise in the future with respect to the ownership of rights to any technology developed with third parties. These and other possible disagreements between our collaborative partners and us could lead to delays in the collaborative research, development or commercialization of certain products, or could require or result in litigation or arbitration, which would be time consuming and expensive and could have a material adverse effect on our future business, financial condition and results of operations.

We may not be able to develop and commercialize new biopharmaceutical products successfully or in a timely manner, which could adversely impact our future operations.

Our future success will depend on our ability to achieve scientific and technological advances and to translate such advances into commercially competitive products on a timely basis. Our biopharmaceutical products under development are at various stages, and substantial further development, pre-clinical testing and clinical trials will be required to determine their technical feasibility and commercial viability. Our proposed development schedules for these products may be affected by a variety of factors, including:

•	technological difficulties;

•	competition;

•	failure to obtain necessary regulatory approvals;

•	failure to achieve desired results in clinical trials;

•	proprietary technology positions of others;

•	positive clinical results for competitive therapies in the future;

•	reliance on third parties for manufacturing;

•	failure to market effectively;

•	changes in government regulation; and

•	lack of funding.

Positive results for a product in a clinical trial do not necessarily assure that positive results will be obtained in future clinical trials or that we will obtain government approval to commercialize the product. In addition, any delay in the development, introduction or marketing of our products under development could result either in such products being marketed at a time when their cost and performance characteristics might not be competitive in the marketplace or in a shortening of their commercial lives. There can be no assurance that our biopharmaceutical products under development will prove to be technologically feasible or commercially viable or that we will be able to obtain necessary regulatory approvals and licenses on a timely basis, if at all. Our failure to develop and commercialize successfully our biopharmaceutical products in a timely manner and obtain necessary regulatory approvals could have a material adverse effect on our future operations. In particular, our failure to obtain regulatory approval for StaphVAX on a timely basis could adversely affect our market valuation.

We are unable to pass through certain cost increases to our antibody product customers with which we have supply contracts.

A significant amount of our antibodies are sold under contracts that have a remaining term of up to four years. Certain contracts do not permit us to increase prices during the contract term except to reflect changes in customer specifications and new governmental regulations. If our costs of collecting antibodies under these contracts rise for reasons other than changes in customer specifications and new governmental regulations, we are unable to pass on these cost increases to our antibody product customers except with the customer’s consent.

An increase in the supply of or a decrease in the demand for antibody products could materially and adversely affect our future business, financial condition and results of operations.

The worldwide supply of antibodies has fluctuated historically. Future changes in government regulation relating to the collection, fractionation and use of antibodies or any negative public perception about the antibody collection process or the safety of products derived from blood or antibodies could further adversely affect the overall supply of or demand for antibodies. Increases in supply or decreases in demand of antibody products could have a material adverse effect on our future business, financial condition and results of operations.

If we fail to comply with extensive regulations enforced by the FDA, EMEA, the Paul Erlich Institute in Germany, or PEI, the German Federal Institute for Drugs and Medical Devices, or BfArM, and other agencies, the sale of our current products and the commercialization of our product candidates would be prevented or delayed.

Research, pre-clinical development, clinical trials, manufacturing and marketing of our products are subject to extensive regulation by various government authorities. The process of obtaining FDA, EMEA, PEI, BfArM and other required regulatory approvals are lengthy and expensive, and the time required for such approvals is uncertain. The approval process is affected by such factors as:

•	the severity of the disease;

•	the quality of submission;

•	the clinical efficacy and safety of the product;

•	the strength of the chemistry and manufacturing control of the process;

•	the compliance record and controls of the manufacturing facility;

•	the availability of alternative treatments; and

•	the risks and benefits demonstrated in clinical trials.

Regulatory authorities also may require post-marketing surveillance to monitor potential adverse effects of our products or product candidates. The U.S. Congress, or the FDA in specific situations, can modify the regulatory process. Many of our clinical trials are at a relatively early stage and, except for Nabi-HB, PhosLo, Aloprim and certain non-specific and specialty antibody products, no approval from the FDA or any other government agency for the manufacturing or marketing of any other products under development has been granted. There can be no assurance that we will be able to obtain the necessary approvals to manufacture or market any of our pipeline products. Failure to obtain additional regulatory approvals of products currently marketed or regulatory approval for products under development could have a material adverse effect on our future business, financial condition and results of operations. Once approved, a product’s failure to comply with applicable regulatory requirements could, among other things, result in warning letters, fines, suspension or revocation of regulatory approvals, product recalls or seizures, operating restrictions, injunctions and criminal prosecutions.

Although we do not have material sales of our biopharmaceutical products outside the U.S. today, our goal is to expand our global presence for these products. Distribution of our products outside the U.S. is subject to extensive government regulation. These regulations, including the requirements for approvals or clearance to market, the time required for regulatory review and the sanctions imposed for violations, vary from country to country. There can be no assurance that we will obtain regulatory approvals in such countries or that we will not be required to incur significant costs in obtaining or maintaining these regulatory approvals. In addition, the export by us of certain of our products that have not yet been cleared for domestic commercial distribution may be subject to FDA export restrictions. Failure to obtain necessary regulatory approvals, the restriction, suspension or revocation of existing approvals or any other failure to comply with regulatory requirements would have a material adverse effect on our future business, financial condition and results of operations.

Our U.S. manufacturing, antibody collection, labeling, storage and distribution activities also are subject to strict regulation and licensing by the FDA. Our biopharmaceutical manufacturing facility in Boca Raton, Florida is subject to periodic inspection by the FDA, the EMEA, PEI and other regulatory authorities and from time to time, we may receive notices of deficiencies from these agencies as a result of such inspections. Our antibody collection centers in the U.S. also are subject to periodic inspection by the FDA, the EMEA and other regulatory authorities and from time to time, we may receive notices of deficiencies from these agencies as a result of such inspections. Our failure, or the failure of our biopharmaceutical manufacturing facility or our antibody collection centers, to continue to meet regulatory standards or to remedy any deficiencies could result in corrective action by the FDA, including closure of our biopharmaceutical manufacturing facility or one or more antibody collection centers and fines or penalties. New regulations may be enacted and existing regulations, their interpretation and enforcement, are subject to change. Therefore, there can be no assurance that we will be able to continue to comply with any regulations or that the costs of such compliance will not have a material adverse effect on our future business, financial condition and results of operations.

Heightened concerns over antibody products and screening measures could adversely affect our antibody production.

Our antibody collection centers and our customers for antibody products are subject to extensive regulation by the FDA and non-U.S. regulatory authorities. Concern over the safety of antibody products have in the past resulted and will likely result in the future in the adoption of more rigorous screening procedures by regulatory authorities and manufacturers of antibody products. In prior years, these changes have resulted in significantly increased costs to us in providing non-specific and specialty antibodies to our customers. New procedures, which include a more extensive investigation into a donor’s background, as well as more sensitive tests, also have disqualified numerous potential donors and discouraged other donors who may be reluctant to undergo the screening procedures. These more stringent measures could adversely affect our antibody production with a corresponding, adverse effect on our future business, financial condition and results of operations. In addition, our efforts to increase production to meet customer demand may result in higher costs to attract and retain donors.

We may be subject to costly and damaging liability claims relating to antibody contamination and other claims.

Antibodies we collect, antibody-based products we manufacture, antibody-based products we market or are developing, such as Nabi-HB, Altastaph and Civacir, and antibody-based products our customers manufacture run the risk of being contaminated with viruses including viruses for which there may not be a detecting assay. As a result, suits may be filed against our customers and us claiming that the plaintiffs became infected with a virus as a result of using contaminated products. Such suits have been filed in the past related to contaminated antibodies, and in a number of suits we were one of several defendants. No assurance that additional lawsuits relating to infection with viruses will not be brought against us by persons who have become infected with viruses from antibody-based products.

Pharmaceutical and biotechnology companies are increasingly subject to litigation, including class action lawsuits, and governmental and administrative investigations and proceedings related to product pricing and marketing practices. There can be no assurance that lawsuits will not be filed against us or that we will be successful in the defense of these lawsuits. Defense of suits can be expensive and time consuming, regardless of the outcome, and an adverse result in one or more suits could have a material adverse effect on our future business, financial condition and results of operations.

We use and produce hazardous materials. Any claims relating to improper handling, storage or disposal of these materials could be costly.

Our research and development operations involve the use of hazardous materials. Our operations also produce hazardous waste products. We are currently classified as a large quantity generator of hazardous waste.

Federal, state and local laws and regulations govern the use, manufacture, storage, handling and disposal of these materials. We could be subject to damages, fines and penalties in the event of an improper or unauthorized release of, or exposure of individuals to, these hazardous materials and waste. Compliance with current and future environmental laws and regulations may be expensive, and current or future environmental regulations may impair our research and development and manufacturing efforts.

We may not be able to maintain sufficient product liability and directors and officers insurance to cover claims against us.

Product liability and directors and officers insurance for the biopharmaceutical industry is generally expensive to the extent it is available at all. There can be no assurance that we will be able to maintain such insurance on acceptable terms or that we will be able to secure increased coverage if the commercialization of our products progresses, or that existing or future claims against us will be covered by our insurance. Moreover, there can be no assurance that the existing coverage of our insurance policy and/or any rights of indemnification and contribution that we may have will offset existing or future claims. A successful claim against us with respect to uninsured liabilities or in excess of insurance coverage and not subject to any indemnification or contribution could have a material adverse effect on our future business, financial condition and results of operations. Further, if we were unable to obtain directors and officers liability insurance, it could affect adversely our ability to attract and retain directors and senior officers.

We may not be able to maintain sufficient property insurance on our facilities in Florida.

We maintain significant real property assets in Florida. Property insurance for companies with a high concentration of property assets in Florida is generally expensive to the extent it is available at all. There can be no assurance that we will be able to maintain such insurance on acceptable terms or that we will be able to secure increased coverage if the value of our property increases.

Our patents and proprietary rights may not provide sufficient protection, and patents of other companies could prevent us from developing and marketing our products.

The patent positions of biopharmaceutical firms generally are highly uncertain and involve complex legal and factual questions. The ultimate degree of patent protection that will be afforded to biotechnology products and processes, including ours, in the U.S. and in other important markets remains uncertain and is dependent upon the scope of protection decided upon by the patent offices, courts and lawmakers in these countries. There can be no assurance that existing patent applications will result in issued patents, that we will be able to obtain additional licenses to patents of others or that we will be able to develop additional patentable technology of our own. We cannot be certain that we were the first creator of inventions covered by our patents or pending patent applications or that we were the first to file patent applications for such inventions. There can be no assurance that any patents issued to us will provide us with competitive advantages or will not be challenged by others. Furthermore, there can be no assurance that others will not independently develop similar products, or, if patents are issued to us, design around such patents.

A number of pharmaceutical companies, biotechnology companies, universities and research institutions have filed patents or patent applications or received patents relating to products or processes competitive with or similar to ours. Some of these applications or patents may compete with our applications or conflict in certain respects with claims made under our applications. Such a conflict could result in a significant reduction of the coverage of our patents, if issued. In addition, if patents that contain competitive or conflicting claims are issued to others and such claims are ultimately determined to be valid, we may be required to obtain licenses to these patents or to develop or obtain alternative technology. If any licenses are required, there can be no assurance that we will be able to obtain any such licenses on commercially favorable terms, if at all. Our failure to obtain a license to any technology that we may require in order to commercialize our products could have a material adverse effect on our future business, financial condition and results of operations. Litigation, which could result in substantial cost to us, including substantial human resource costs, may also be necessary to enforce any patents issued to us or to determine the scope and validity of third-party proprietary rights and to defend against any claims that our business infringes on third-party proprietary rights.

We also rely on secrecy to protect our technology, especially where patent protection is not believed to be appropriate or obtainable. We maintain strict controls and procedures regarding access to and use of our proprietary technology and processes. However, there can be no assurance that these controls or procedures will not be violated, that we would have adequate remedies for any violation, or that our trade secrets will not otherwise become known or be independently discovered by competitors.

We compete with larger, better-financed and more mature pharmaceutical and biotechnology companies, which are capable of developing new products and approaches that could make our products obsolete.

Competition in the development of biopharmaceutical products is intense, both from pharmaceutical and biotechnology companies, and is expected to increase. Many of our competitors have greater financial resources and larger research and development and marketing staffs than we have, as well as substantially greater experience in developing products, obtaining regulatory approvals, and manufacturing and marketing biopharmaceutical products. We compete with our competitors

•	to develop products;

•	to acquire products and technologies; and

•	to attract and retain qualified scientific personnel.

There can be no assurance that our competitors will not succeed in developing or marketing technologies and products that are more effective or affordable than those that we are developing. In addition, one or more of our competitors may achieve product commercialization of or patent protection for competitive products earlier than us, which would preclude or substantially limit sales of our products. Further, several companies are attempting to develop and market products to treat certain diseases based upon technology that would lessen or eliminate the need for human antibodies. The successful development and commercialization by any of our competitors of any such product could have a material adverse effect on our future business, financial condition and results of operations.

There are potential limitations on third-party reimbursement and other pricing-related matters that could reduce the sales of our products and may delay or impair our ability to generate sufficient revenues.

Our ability to commercialize our biopharmaceutical products and related treatments depends in part upon the availability of, and our ability to obtain adequate levels of, reimbursement from government health administration authorities, private healthcare insurers and other organizations. Significant uncertainty exists as to the reimbursement status of newly approved healthcare products, and there can be no assurance that adequate third-party payer coverage will be available, if at all. Inadequate levels of reimbursement may prohibit us from maintaining price levels sufficient for realization of an adequate return on our investment in developing new biopharmaceutical products and could result in the termination of production of otherwise commercially viable products.

In the U.S., government and other third-party payers are increasingly attempting to contain healthcare costs by limiting both the coverage and level of reimbursement for new products approved for marketing by the FDA and by refusing, in some cases, to provide any coverage for disease indications for which the FDA has not granted marketing approval. Also, the trend towards managed healthcare in the U.S. and the concurrent growth of organizations such as HMOs, which could control or significantly influence the purchase of healthcare services and products, as well as legislative proposals to reform healthcare or reduce government insurance programs, may all result in lower prices for our products. The cost containment measures that healthcare providers are instituting and the impact of any healthcare reform could have an adverse effect on our ability to sell our products and may have a material adverse effect on our future business, financial condition and results of operations.

Within the EU, a number of countries use price controls to limit the reimbursement for pharmaceutical products. These price control limits are often derived from the chemical entity of the product, the competitive environment for a product and pricing in relation to other products. Further, price increases in these settings in future periods may be significantly restricted or price decreases in future periods may be mandated. Reimbursement for products within the EU is negotiated in each country. There can be no assurance that we will receive reimbursement approval from any or all of the countries where we seek such approval or that reimbursement, if approved, will be at sufficient levels in each country. Any delays in or failure to obtain licensure or reimbursement approvals, or the failure to obtain reimbursement approvals at sufficient levels, and any delays in commercialization could adversely affect our market valuation, results of operations and our financial position.

There can be no assurance that reimbursement in the U.S., the EU or other markets will be available for our products, or, if available, will not be reduced in the future, or that reimbursement amounts will not reduce the demand for, or the price of, our products. The unavailability of government or third-party reimbursement or the inadequacy of the reimbursement for medical treatments using our products could have a material adverse effect on our future business, financial condition and results of operations. Moreover, we are unable to forecast what additional legislation or regulation, if any, relating to the healthcare industry or third-party coverage and reimbursement may be enacted in the future or what effect such legislation or regulation would have on our future business.

Our internal control over financial reporting was not effective as of December 25, 2004.

Our management assessed the effectiveness of our internal control over financial reporting as of December 25, 2004, and this assessment identified one material weakness in our internal control over financial reporting as of that date related to the controls that ensure that the selection and approval of periods for amortization of certain intangible assets is in accordance with SFAS No. 142 Goodwill and Other Intangible Assets. As a result of this assessment, we restated our financial statements for the periods ended December 27, 2003 and December 28, 2002. Based on our evaluation under the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, our management concluded that our internal control over financial reporting was not effective as of December 25, 2004. Our management’s assessment of the effectiveness of our internal control over financial reporting as of December 25, 2004 was audited by Ernst & Young LLP, an independent registered public accounting firm, which concluded that, because of the effect of the material weakness described above on the achievement of the objectives of the control criteria, we did not maintain effective internal control over financial reporting as of December 25, 2004, based on such criteria.

We have implemented additional review procedures to ensure that upon entry into an agreement under which we create a manufacturing right intangible asset, we will select and approve an amortization period beginning immediately from the point we generate a direct or indirect economic benefit consistent with the provisions of SFAS No. 142 Goodwill and Other Intangible Assets. While we have taken steps to remediate this material weakness, there can be no assurance that such remediation steps will be successful, that we will not have significant deficiencies or other material weaknesses in the future or that, when next evaluated, management will conclude, and our auditors will determine, that our internal control over financial reporting is effective. Any failure to implement effective internal control over financial reporting could harm our operating results or cause us to fail to meet our reporting obligations. Inadequate internal control over financial reporting could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of the notes or our common stock.

Currency exchange rate fluctuations could adversely affect our results from operations.

We conduct business in countries outside of the U.S., which expose us to fluctuations in foreign currency exchange rates. Fluctuations in foreign currency exchange rates may affect our results of operations, which in turn may adversely affect reported earnings and the comparability of period-to-period results of operations.

Risks Related to the Notes and Our Common Stock

We may not have the ability to raise the funds necessary to repay the notes upon maturity or repurchase them at your option or upon a fundamental change, as required by the indenture governing the notes.

At maturity, the entire outstanding principal amount of the notes will become due and payable by us. In addition, holders may require us to repurchase the notes on April 15, 2010, April 15, 2012, April 15, 2015 and April 15, 2020 or upon the occurrence of a fundamental change as described under “Description of Notes—Repurchase at Option of Holders Upon a Fundamental Change.” We cannot assure you that we will have sufficient financial resources, or will be able to arrange financing, to pay the principal amount or repurchase price when due. Our failure to pay the principal amount or repurchase price when due would result in an event of default with respect to the notes.

The notes will be effectively subordinated to any existing and future secured indebtedness and structurally subordinated to existing and future liabilities and other indebtedness of our subsidiaries.

The notes are our general, unsecured obligations and will rank equally in right of payment with all of our existing and future unsubordinated, unsecured indebtedness. The notes will be effectively subordinated to any existing and future secured indebtedness we may have, and structurally subordinated to any existing and future liabilities and other indebtedness of our subsidiaries. These liabilities may include indebtedness, trade payables, guarantees, lease obligations, and letter of credit obligations. The notes do not restrict us or our subsidiaries from incurring debt in the future, nor do they limit the amount of indebtedness we can issue that is equal in right of payment.

We may incur additional indebtedness in the future. The indebtedness created by this offering, and any future indebtedness, could adversely affect our business and our ability to make full payment on the notes and may restrict our operating flexibility.

At June 25, 2005, on an as adjusted basis after giving effect to the sale of the notes, we would have had approximately $126.9 million of outstanding indebtedness. In the future, we may obtain additional long-term debt and working capital lines of credit to meet future financing needs, which would have the effect of increasing total leverage. We are not restricted under the terms of the indenture governing the notes offered hereby from incurring additional debt or repurchasing our securities. In addition, the limited covenants applicable to the notes do not require us to achieve or maintain any minimum financial results relating to our financial position or results of operations. Our ability to incur additional debt and take a number of other actions that are not limited by the terms of the indenture could have the effect of diminishing our ability to make payments on the notes when due.

We have made only limited covenants in the indenture, which may not protect your investment if we experience significant adverse changes in our financial condition or results of operations.

The indenture governing the notes does not:

•	require us to maintain any financial ratios or specified levels of net worth, revenues, income, cash flow, or liquidity and, therefore, will not protect holders of the notes in the event that we experience significant adverse changes in our financial condition or results of operations;

•	limit our ability or the ability of any of our subsidiaries to incur additional indebtedness, including indebtedness that is senior or equal in right of payment to the notes;

•	restrict our ability to pledge our assets or those of our subsidiaries;

•	restrict our ability to pay dividends or make other payments in respect of the common stock or other securities ranking junior to the notes or make investments; or

•	restrict our ability to issue new securities.

Such events may, however, result in an adjustment to the conversion rate as described under “Description of Notes—Conversion Rights—Conversion Rate Adjustments.” The indenture contains no covenants or other provisions to afford you protection in the event of a highly leveraged transaction, such as a leveraged recapitalization, that would increase the level of our indebtedness, or a change of control except as described under “Description of Notes—Repurchase at Option of Holders Upon a Fundamental Change.”

If an active trading market for the notes does not develop, then the market price of the notes may decline or you may not be able to sell your notes.

The notes are a new issue of securities for which there is currently no public market. We do not intend to list the notes on any national securities exchange or automated quotation system. Although the notes have been sold to qualified institutional buyers under Rule 144A, which means the notes are eligible for trading in The PORTAL Market, we cannot assure you that an active or sustained trading market for the notes will develop or that the holders will be able to sell their notes. The initial purchasers have informed us that they intend to make a market in the notes. However, the initial purchasers may cease their marketmaking activities at any time.

Moreover, even if you are able to sell your notes, we cannot assure you as to the price at which any sales will be made. Future trading prices of the notes will depend on many factors, including, among other things, prevailing interest rates, our operating results, the price of our common stock, and the market for similar securities. Historically, the market for convertible debt has been subject to disruptions that have caused volatility in prices. It is possible that the market for the notes will be subject to disruptions which may have a negative effect on the holders of the notes, regardless of our prospects or financial performance.

Our notes may receive a lower rating than anticipated by investors by one or more rating agencies, which could cause a decline in the liquidity or market price of the notes.

If one or more rating agencies rates the notes and assigns the notes a rating lower than the rating expected by investors, or reduces its rating in the future, the market price of the notes may be adversely affected.

We may issue additional securities and thereby materially and adversely affect the price of our common stock.

We are not restricted by the indenture from issuing additional common stock, preferred stock, or securities convertible into or exchangeable for common stock, prior to maturity of the notes. If we issue additional shares of common stock, shares of preferred stock, or convertible or exchangeable securities, the price of our common stock and, in turn, the price of the notes may be materially and adversely affected.

The adjustment to the conversion rate upon the occurrence of certain types of fundamental changes may not adequately compensate you for the lost option time value of your notes as a result of such fundamental change and may not be enforceable.

If certain types of fundamental changes occur on or prior to maturity of the notes, we will adjust the conversion rate of the notes to increase the number of shares issuable upon conversion. The number of additional shares to be issued will be determined based on the date on which the fundamental change becomes effective and the price paid per share of our common stock in the fundamental change as described under “Description of Notes—Conversion Rights—Adjustment to Conversion Rate Upon Certain Fundamental Changes.”

While this adjustment is designed to compensate you for the lost option time value of your notes as a result of certain types of fundamental changes, the adjustment is only an approximation of such lost value and may not adequately compensate you for such loss. In addition, if the price paid per share of our common stock in the fundamental change is less than $11.02 or more than $40.00 (subject to adjustment), there will be no such adjustment. Furthermore, our obligation to make the adjustment could be considered a penalty, in which case the enforceability thereof would be subject to general principles of reasonableness of economic remedies.

Conversion of the notes will dilute the ownership interest of existing stockholders.

The conversion of some or all of the notes will dilute the ownership interests of existing stockholders. Any sales in the public market of the common stock issuable upon such conversion could adversely affect prevailing market prices of our common stock. In addition, the existence of the notes may encourage short selling by market participants because the conversion of the notes could depress the price of our common stock.

There is limited protection in the event of a change of control.

The requirement that we offer to repurchase the notes upon a change of control is limited to the transactions specified in clauses (1), (2), (3) and (4) of the definition of a “fundamental change” under “Description of Notes—Repurchase at Option of Holders Upon a Fundamental Change.” Accordingly, we could enter into certain transactions, such as acquisitions, refinancings or recapitalizations, that could affect our capital structure and the value of our common stock but would not constitute a fundamental change. In addition, should a fundamental change occur, no assurance can be given that we will have sufficient funds available to purchase notes which are tendered for repurchase. A failure by us to repurchase tendered notes will constitute an event of default under the indenture.

If we pay cash dividends on our common stock, you may be deemed to have received a taxable dividend without the receipt of any cash.

If we pay a cash dividend on our common stock, and an adjustment to the conversion rate results, you may be deemed to have received a taxable dividend subject to U.S. federal income tax without the receipt of any cash. See “Certain United States Federal Income Tax Considerations—Consequences to U.S. Holders—Constructive Dividends.”

Anti-takeover provisions in our charter documents, under Delaware law and under our stockholder rights plan could make an acquisition of us more difficult.

Provisions of our certificate of incorporation and bylaws will make it more difficult for a third party to acquire us on terms not approved by our board of directors and may have the effect of deterring hostile takeover attempts. For example, our certificate of incorporation currently contains a fair price provision and also authorizes our board of directors to issue substantial amounts of preferred stock and to fix the price, rights, preferences, privileges and restrictions, including voting rights, of those shares without any further vote or action by the stockholders. The rights of the holders of our common stock will be subject to, and may be harmed by, the rights of the holders of any preferred stock that may be issued in the future. The issuance of preferred stock could reduce the voting power of the holders of our common stock and junior preferred stock and the likelihood that holders of our common stock and junior preferred stock will receive payments upon liquidation.

We also are subject to provisions of Delaware law that could have the effect of delaying, deferring or preventing a change in control of our company. One of these provisions prevents us from engaging in a business combination with any interested stockholder for a period of three years after the date the person becomes an interested stockholder, unless specified conditions are satisfied.

We also have implemented a stockholder rights plan, or poison pill, that would substantially reduce or eliminate the expected economic benefit to an acquirer from acquiring us in a manner or on terms not approved by our board of directors. These and other impediments to a third-party acquisition or change of control could limit the price investors are willing to pay in the future for our securities.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth the ratio of earnings to fixed charges or, if earnings were insufficient to cover fixed charges, the dollar amount of the coverage deficiency where applicable for each of the last five years. For the purpose of calculating the ratio of earnings to fixed charges, earnings include earnings before income taxes, fixed charges and amortization of capitalized interest, less interest capitalized; and fixed charges include interest expense, interest capitalized, assumed interest component of rent expense and capitalized expenses related to indebtedness.

	For the Quarter Ended March 26, 2005	For the Year Ended
		December 25, 2004	December 27, 2003	December 28, 2002	December 29, 2001	December 30, 2000
Ratio of Earnings to Fixed Charges	N/A	N/A	N/A	2.3	15.3	N/A
Coverage Deficiency (in thousands)	$22,751	$39,052	$11,025	N/A	N/A	$1,336

USE OF PROCEEDS

We will not receive any proceeds from the sale by any selling security holder of the notes or the underlying common stock into which the notes may be converted.

DESCRIPTION OF NOTES

We issued the notes under an indenture, dated as of April 19, 2005, between us and U.S. Bank National Association, as trustee. The terms of the notes include those provided in the indenture and the notes. We also entered into a registration rights agreement with the initial purchasers. The following description is only a summary of the material provisions of the notes, the indenture and the registration rights agreement. We urge you to read these documents in their entirety because they, and not this description, will define your rights as holders of these notes. You may request copies of these documents at our address set forth below under the caption “Incorporation of Certain Documents by Reference.”

When we refer to “Nabi Biopharmaceuticals,” the “company,” “we,” “us” or “our” in this section, we refer only to Nabi Biopharmaceuticals, a Delaware corporation, and not its subsidiaries.

General

The notes:

•	are initially limited to $112.4 million in principal amount;

•	bear interest at a rate of 2.875% per year, payable semi annually in arrears on April 15 and October 15 of each year commencing October 15, 2005;

•	are our general, unsecured obligations and will rank equally in right of payment with all of our existing and future unsubordinated, unsecured indebtedness and senior in right of payment to any subordinated indebtedness, but will be effectively subordinated to all of our existing and future secured indebtedness to the extent of the value of the related security, and structurally subordinated to all existing and future liabilities and other indebtedness of our subsidiaries. As of March 26, 2005, after giving effect to the offering of the notes, there would have been approximately $126.9 million of total debt outstanding of Nabi Biopharmaceuticals;

•	are convertible into our common stock at an initial conversion rate of 69.8348 shares per $1,000 principal amount of notes (equivalent to an initial conversion price of approximately $14.32 per share), subject to adjustment as described below under “—Conversion Rights,” including an adjustment to increase the number of shares issuable if you convert your notes under certain circumstances in connection with certain fundamental changes;

•	upon conversion, we may choose to deliver either our common stock, cash or a combination of cash and our common stock; and at any time on or prior to the 26th trading day preceding the maturity date, we may irrevocably elect to satisfy in cash our conversion obligation with respect to the principal amount of the notes to be converted with any remaining amount to be satisfied in shares of our common stock, as described under “Conversion Rights—Our Right to Irrevocably Elect Cash Payment of Principal Upon Conversion;”

•	if we elect to deliver common stock only, settlement will be as soon as practicable after we notify you of our chosen method of settlement, which notice must be given no later than two trading days following the date you deliver your completed and signed conversion notice and satisfy all other requirements for conversion; if we elect to deliver cash or a combination of cash and common stock, settlement will occur on the second trading day following the final trading day of the conversion period (as defined below);

•	are subject to repurchase by us in cash at your option if a fundamental change occurs, at a repurchase price equal to 100% of the principal amount of the notes, plus accrued and unpaid interest to, but not including, the repurchase date;

•	are subject to repurchase by us in cash at your option on April 15, 2010, April 15, 2012, April 15, 2015 and April 15, 2020, at a repurchase price equal to 100% of the principal amount of the notes, plus accrued and unpaid interest to, but not including, the repurchase date;

•	are subject to redemption for cash by us at any time on or after April 18, 2010, in whole or in part, at a redemption price equal to 100% of the principal amount of the notes, plus accrued and unpaid interest to, but not including, the redemption date; and

•	are due on April 15, 2025, unless earlier converted, redeemed by us at our option, or repurchased by us at your option.

The indenture does not contain any financial covenants and does not restrict us or our subsidiaries from paying dividends, incurring additional debt or issuing or repurchasing our other securities. In addition, the indenture does not protect you in the event of a highly leveraged transaction or a fundamental change of Nabi Biopharmaceuticals except to the extent described below under “—Conversion Rights” and “—Repurchase at Option of Holders Upon a Fundamental Change.”

No sinking fund is provided for the notes. The notes are not subject to defeasance. The notes will be issued only in registered form in denominations of $1,000 and integral multiples of $1,000 above that amount. Except as otherwise provided in this prospectus, the notes will be evidenced by one or more global notes deposited with the trustee as custodian for DTC, and registered in the name of Cede & Co., as DTC’s nominee. No service charge will be made for any registration of transfer or exchange of notes, but we may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

You may present definitive notes for conversion, registration of transfer and exchange, without service charge, at our office or agency in New York City, which shall initially be the office or agency of the trustee in New York City. For information regarding conversion, registration of transfer and exchange of global notes, see “—Form, Denomination and Registration.”

Additional Notes

We may, without the consent of the holders of the notes, increase the principal amount of the notes by issuing additional notes in the future on the same terms and conditions, except for any differences in the issue price and interest accrued prior to the issue date of the additional notes, provided, that such differences do not cause the additional notes to constitute a different class of securities than the notes for U.S. federal income tax purposes and provided further, that the additional notes have the same CUSIP number as the notes offered hereby. The notes described in this prospectus and any additional notes would rank equally and ratably and would be treated as a single class for all purposes under the indenture. No additional notes may be issued if any event of default has occurred with respect to the notes.

Interest

The notes will bear interest from April 19, 2005 at the rate of 2.875% per year. We will pay interest semiannually on April 15 and October 15 of each year, beginning October 15, 2005, to the holders of record at the close of business on the preceding April 1 and October 1, respectively. There are two exceptions to the preceding sentence:

•	in general, we will not pay accrued and unpaid interest on any note that is converted into our common stock; and

•	we will pay interest to a person other than the holder of record on the relevant record date if we redeem, or holders elect to require us to repurchase, the notes on a date that is after the record date and on or prior to the corresponding interest payment date. In this instance, we will pay accrued and unpaid interest on the notes being redeemed or repurchased to, but excluding, the redemption or repurchase date, as the case may be, to the same person to whom we will pay the principal of those notes.

We will pay the principal of, interest on, and any additional amounts due in respect of the global notes to DTC in immediately available funds.

In the event definitive notes are issued, we will pay interest and any additional amount due on:

•	definitive notes having an aggregate principal amount of $2,000,000 or less by check mailed to the holders of those notes; and

•	definitive notes having an aggregate principal amount of more than $2,000,000 by wire transfer in immediately available funds if requested in writing by the holders of those notes.

At maturity, we will pay the principal of and interest on the definitive notes at our office or agency in New York City, which initially will be the office or agency of the trustee in New York City.

Interest will be computed on the basis of a 360-day year comprised of 12 30-day months. If any interest payment date falls on a day that is not a business day, such interest payment date will be postponed to the next succeeding business day. The term “business day” means, with respect to any note, any day other than a Saturday, a Sunday or a day on which banking institutions in The City of New York are authorized or required by law, regulation or executive order to close.

Conversion Rights

General

You may convert any outstanding notes (or portions of outstanding notes) into our common stock at an initial conversion rate of 69.8348 shares per $1,000 principal amount of notes (equivalent to an initial conversion price of approximately $14.32 per share). The conversion rate will be subject, however, to adjustment as described below under “—Conversion Rate Adjustments.” As described under “—Settlement Upon Conversion,” upon conversion, we may choose to deliver either shares of our common stock, cash or a combination of cash and shares of our common stock. We will not issue fractional shares of common stock upon conversion of notes. Instead, we will pay cash to you in an amount equal to the market value of that fractional share based upon the closing sale price of our common stock on the trading day immediately preceding the conversion date. You may convert your notes only in denominations of $1,000 and integral multiples of $1,000.

You may exercise conversion rights at any time prior to the close of business on the business day prior to the final maturity date of the notes. However, if you are a holder of notes that have been called for redemption, you must exercise your conversion rights prior to the close of business on the business day preceding the redemption date, unless we default in payment of the redemption price. In addition, if you have exercised your right to require us to repurchase your notes because a fundamental change has occurred, or if we have specified a repurchase date following a fundamental change, you may convert your notes into our common stock only if you withdraw your repurchase notice and convert your notes prior to the close of business on the business day immediately preceding the fundamental change repurchase date.

Conversion Procedures

Except as provided below, if you convert your notes into our common stock on any day other than an interest payment date, you will not receive any interest that has accrued on these notes since the prior interest payment date. By delivering to the holder the number of shares issuable upon conversion of their notes, together with a cash payment, if any, in lieu of fractional shares, we will satisfy all of our obligations with respect to the converted notes. Accordingly, accrued but unpaid interest will be deemed to be paid in full rather than canceled, extinguished or forfeited.

Holders of notes at the close of business on a record date will receive payment of interest payable on the corresponding interest payment date notwithstanding the conversion of such notes at any time after the close of business on the applicable record date. However, notes surrendered for conversion by a holder during the period from the close of business on the record date to the opening of business on the corresponding interest payment date must be accompanied by payment of an amount equal to the interest that has accrued and will be paid on the notes being converted. The preceding sentence does not apply, however, to a holder that converts notes after a record date but prior to the corresponding interest payment date if we have specified a redemption date or a repurchase date following a fundamental change that is on or prior to the third business day after such interest payment date. If we call your notes for redemption on a date that is after a record date but on or prior to the third business day after the corresponding interest payment date and prior to the interest payment date you choose to convert your notes, you will receive on the date that has been fixed for redemption the amount of interest you would have received if you had not converted your notes, unless interest has otherwise been paid on your notes on the interest payment date.

You will not be required to pay any transfer taxes or duties relating to the issuance or delivery of our common stock if you exercise your conversion rights, but you will be required to pay any transfer tax or duties which may be payable relating to any transfer involved in the issuance or delivery of the common stock in a name other than yours. Certificates representing shares of common stock will be issued or delivered only after all applicable transfer taxes and duties, if any, payable by you have been paid.

To convert interests in a global note, you must deliver to DTC the appropriate instruction form for conversion pursuant to DTC’s conversion program and pay all funds required, if any, relating to interest on the notes to be converted to which you are not entitled, as described in the second preceding paragraph.

To convert a definitive note, you will be required to:

•	complete the conversion notice on the back of the note (or a facsimile of it);

•	deliver the completed conversion notice and the notes to be converted to the specified office of the conversion agent;

•	pay all funds required, if any, relating to interest on the notes to be converted to which you are not entitled, as described in the third preceding paragraph; and

•	pay all transfer taxes or duties, if any, as described in the second preceding paragraph.

The conversion date will be the date on which all of the foregoing requirements have been satisfied. The notes will be deemed to have been converted immediately prior to the close of business on the conversion date. We will deliver, or cause to be delivered, to you a certificate for the number of shares of common stock into which the notes are converted (and cash in lieu of any fractional shares) as soon as practicable on or after the conversion date.

Settlement Upon Conversion

Except to the extent we have irrevocably elected to make a cash payment of principal upon conversion as described below, we may elect to deliver either shares of our common stock, cash or a combination of cash and shares of our common stock in satisfaction of our obligations upon conversion of notes (including with respect to any additional shares described under “—Adjustment to Conversion Rate Upon Certain Fundamental Changes”).

Except to the extent we have irrevocably elected to make a cash payment of principal upon conversion, we will inform the holders through the trustee of the method we choose to satisfy our obligation upon conversion:

•	if we have called the notes for redemption, in our notice of redemption;

•	in respect of notes to be converted during the period beginning 25 trading days preceding the maturity date and ending one trading day preceding the maturity date, 26 trading days preceding the maturity date; and

•	in all other cases, no later than three trading days following the conversion date.

If we choose to satisfy any portion of our conversion obligation by delivering cash, we will specify the portion to be satisfied by the delivery of cash either as a percentage of the conversion obligation or as the lesser of (a) a fixed dollar amount and (b) the conversion value (as defined below). We will treat all holders converting on the same trading day in the same manner. We will not, however, have any obligation to satisfy our conversion obligations arising on different trading days in the same manner. That is, we may choose on one trading day to satisfy our conversion obligation by delivering shares of our common stock only and choose on another trading day to satisfy our conversion obligation by delivering cash or a combination of cash and shares of our common stock. We may also choose to satisfy our conversion obligation for different combinations of cash and shares of our common stock on different trading days.

You may exercise conversion rights at any time prior to the close of business on the business day prior to the final maturity date of the notes. If we elect to satisfy any portion of our conversion obligation in cash (other than cash in lieu of fractional shares if applicable), you may retract your conversion notice at any time during the two trading-day period beginning on the trading day after we have notified the trustee of our method of settlement. We refer to this period as the “conversion retraction period.” However, you cannot retract your conversion notice if: (a) we irrevocably elected to make a cash payment of principal upon conversion before you delivered your conversion notice, (b) you are converting your notes in connection with a redemption, (c) you are converting your notes during the period beginning 25 trading days preceding the maturity date and ending one trading day preceding the maturity date or (d) we do not elect to satisfy any portion of our conversion obligation in cash.

Settlement in shares of our common stock only will occur as soon as practicable after we notify you that we have chosen this method of settlement. Settlement in cash or cash and shares of our common stock will occur on the third trading day following the final trading day of the conversion period.

The settlement amount will be computed as follows:

(1) If we elect to satisfy the entire conversion obligation in common stock, we will deliver to the holder for each $1,000 principal amount of notes converted a number of shares of our common stock equal to the conversion rate then in effect (plus cash in lieu of fractional shares, if applicable).

(2) If we elect to satisfy the entire conversion obligation in cash, we will deliver to the holder for each $1,000 principal amount of notes converted cash in an amount equal to the conversion value.

(3) If we elect to satisfy the conversion obligation in a combination of cash and common stock, we will deliver to the holder for each $1,000 principal amount of notes converted:

•	(i) the fixed dollar amount per $1,000 principal amount of notes of the conversion obligation to be satisfied in cash specified in the notice regarding our chosen method of settlement or, if lower, the conversion value in cash, or (ii) the percentage of the conversion obligation to be satisfied in cash specified in the notice regarding our chosen method of settlement multiplied by the conversion value, as the case may be (the “cash amount”); and

•	a number of shares for each of the 20 trading days in the conversion period equal to 1/20th of (i) the conversion rate then in effect minus (ii) the quotient of the cash amount divided by the applicable stock price for that day (plus cash in lieu of fractional shares if applicable).

The “applicable stock price” on any trading day means (i) the closing price of our common stock at 4:00 p.m., New York City time, on that trading day or (ii), if such price is not available, the market value per share of our common stock on that day as determined by a nationally recognized independent investment banking firm retained for this purpose by us.

The “conversion period” means the 20 trading day period:

•	beginning on the redemption date, if we have called the notes delivered for conversion for redemption;

•	beginning on the maturity date, with respect to conversion notices received during the period beginning 25 trading days preceding the maturity date and ending one trading day preceding the maturity date (whether or not we have irrevocably elected to make a cash payment of principal upon conversion);

•	beginning on the trading day following our receipt of your conversion notice, if we have irrevocably elected to make a cash payment of principal upon conversion, provided that if you submit your conversion notice during the period beginning 25 trading days preceding the maturity date and ending one trading day preceding the maturity date, the conversion period shall begin on the maturity date; and

•	beginning on the trading day following the final trading day of the conversion retraction period, in all other cases.

The “conversion value” for each $1,000 principal amount of notes being converted means an amount equal to the sum of the daily conversion values for each of the 20 trading days in the conversion period, where the “daily conversion value” for any trading day equals 1/20th of:

•	the conversion rate in effect on that day multiplied by

•	the applicable stock price on that day,

provided that, with respect to any conversion (i) during the period beginning 25 trading days preceding the maturity date and ending one trading day preceding the maturity date or (ii) of a note called for redemption, if the applicable stock price on the conversion date exceeds the then applicable conversion rate, the conversion value will not be less than $1,000.

Our Right to Irrevocably Elect Cash Payment of Principal Upon Conversion

At any time on or prior to the 26th trading day preceding the maturity date, we may irrevocably elect to satisfy in cash our conversion obligation with respect to the principal amount of the notes to be converted after the date of such election, with any remaining amount to be satisfied in shares of our common stock. Such election would be in our sole discretion without the consent of the holders of notes. If we make such election, we will notify the trustee and the holders of notes at their addresses shown in the register of the registrar.

The settlement amount will be computed as described under clause (3) above, using $1,000 as the fixed dollar amount per $1,000 principal amount of notes of the conversion obligation to be satisfied in cash.

Conversion Rate Adjustments

We will adjust the initial conversion rate for certain events, including:

(1) issuances of our common stock as a dividend or distribution on our common stock;

(2) certain subdivisions, combinations or reclassifications of our common stock;

(3) issuances to all or substantially all holders of our common stock of certain rights or warrants to purchase, for a period of up to 45 days, our common stock at less than the then-current market price of our common stock, provided that the conversion rate will be readjusted to the extent that any of the rights or warrants are not exercised prior to their expiration;

(4) distributions to all or substantially all holders of our common stock of shares of our capital stock (other than our common stock), evidences of our indebtedness or assets including securities, but excluding:

•	the rights and warrants referred to in paragraph (3) above;

•	any dividends and distributions in connection with a reclassification, change, consolidation, merger, combination, sale or conveyance resulting in a change in the conversion consideration as described below;

•	any dividends or distributions paid exclusively in cash referred to in paragraph (5) below; or

•	common stock distributions referred to in paragraph (1) above.

In the event that we distribute shares of capital stock of a subsidiary of ours pursuant to this paragraph (4), the conversion rate will be adjusted, if at all, based on the market value of the subsidiary stock so distributed relative to the market value of our common stock, in each case over a measurement period following the distribution;

(5) dividends or other distributions consisting exclusively of cash to all or substantially all holders of our common stock (other than dividends or distributions made in connection with our liquidation, dissolution or winding-up);

(6) purchases of our common stock pursuant to a tender offer or exchange offer made by us or any of our subsidiaries to the extent that the cash and value of any other consideration included in the payment per share of common stock exceeds the closing sale price per share of our common stock on the trading day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer; and

(7) purchases of our common stock pursuant to a tender offer or exchange offer by a person other than us or any of our subsidiaries in which, as of the closing date of the offer, our board of directors is not recommending rejection of the offer. The adjustment referred to in this provision will only be made if:

(a) the tender offer or exchange offer is for an amount that increases the offeror’s ownership of Nabi Biopharmaceuticals common stock to more than 25% of the total shares of common stock outstanding; and

(b) if the cash and value of any other consideration included in such payment per share exceeds the current market price per share on the business day immediately following the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer.

We will not make any adjustment if holders may participate in the transaction or in certain other cases. In cases where the fair market value of assets, debt securities or certain rights, warrants or options to purchase our securities, applicable to one share of common stock, distributed to stockholders:

•	equals or exceeds the average closing price of the common stock over the ten consecutive trading day period ending on the record date for such distribution; or

•	such average closing price exceeds the fair market value of such assets, debt securities or rights, warrants or options so distributed by less than $1.00 per share;

rather than being entitled to an adjustment in the conversion rate, the holder of a note will be entitled to receive upon conversion, in addition to the shares of common stock, the kind and amount of assets, debt securities or rights, warrants or options comprising the distribution that such holder would have received if such holder had converted such notes immediately prior to the record date for determining the stockholders entitled to receive the distribution.

We will not make any adjustment in the conversion rate unless such adjustment would require a change of at least 1% in the conversion rate in effect at such time. Any adjustment that would otherwise be required to be made will be carried forward and taken into account in any subsequent adjustment, and will otherwise be made (a) annually on the anniversary of the first date of issue of the notes, and otherwise (b)(1) five business days prior to the maturity of the notes (whether at stated maturity or otherwise) or (2) prior to the redemption date or repurchase date unless such adjustment has already been made prior to the adjustment contemplated by this clause (b)(1) or (2). We will not make any adjustment if holders of notes are permitted to participate in the transactions described above.

Except as stated above, we will not adjust the conversion rate for the issuance of our common stock or any securities convertible into or exchangeable for our common stock or carrying the right to purchase any of the foregoing.

If we:

•	reclassify or change our common stock (other than changes resulting from a subdivision or combination); or

•	consolidate or combine with or merge into any person or sell or convey to another person all or substantially all of our property and assets,

and the holders of our common stock receive stock, other securities or other property or assets (including cash or any combination thereof) with respect to or in exchange for their common stock, each outstanding note would, without the consent of any holders of notes, become convertible only into the consideration the holders of notes would have received if they had converted their notes immediately prior to such reclassification, change, consolidation, combination, merger, sale or conveyance, except in the limited case of a public acquirer fundamental change where we elect to have the notes convertible into public acquirer common stock and except that, in the event that we have made an election to make a cash payment of principal upon conversion as described above, such election shall remain binding notwithstanding the form of consideration received by holders of our common stock. We may not become a party to any such transaction unless its terms are consistent with the foregoing.

If a taxable distribution to holders of our common stock or other transaction occurs which results in any adjustment of the conversion rate (including an adjustment at our option), you may, in certain circumstances, be deemed to have received a distribution subject to U.S. income tax as a dividend. In certain other circumstances, the absence of an adjustment may result in a taxable dividend to the holders of our common stock. See “Certain United States Federal Income Tax Considerations.”

We may from time to time, to the extent permitted by law, increase the conversion rate of the notes by any amount for any period of at least 20 business days. In that case, we will give at least 15 days notice of such increase. We may make such increases in the conversion rate, in addition to those set forth above, as our board of directors deems advisable to avoid or diminish any income tax to holders of our common stock resulting from any dividend or distribution of stock (or rights to acquire stock) or from any event treated as such for income tax purposes.

The foregoing notwithstanding, we may not increase the conversion rate pursuant to the provisions described above to above 90.7852 shares per $1,000 principal amount of notes, subject to the adjustments described above. Furthermore, we may not increase the conversion rate, without seeking and obtaining the consent of the holders of our common stock, if such consent is required pursuant to the rules of The Nasdaq National Market or any exchange or market on which our common stock is then listed or traded. If we adjust the conversion rate pursuant to the above provisions, we will issue a press release through Dow Jones & Company, Inc. containing the relevant information and make this information available on our web site or through another public medium as we may use at that time.

Adjustment to Conversion Rate Upon Certain Fundamental Changes

If and only to the extent you elect to convert your notes in connection with a transaction described under clause (1) or (3) under the definition of a fundamental change as described below under “—Repurchase at Option of Holders upon a Fundamental Change” (or in connection with a transaction that would have been a fundamental change under such clause (1) or (3) but for the existence of the 110% trading price exception), within 30 days of receiving notice of such fundamental change, pursuant to which 10% or more of the consideration for our common stock (other than cash payments for fractional shares and cash payments made in respect of dissenters’ appraisal rights) in such fundamental change transaction consists of cash or securities (or other property) that are not traded or scheduled to be traded immediately following such transaction on a U.S. national securities exchange or The Nasdaq National Market, which we refer to as a “non-stock fundamental change,” we will increase the number of shares issuable upon conversion to reflect the change in the effective conversion rate. The number of additional shares issuable upon conversion (the “additional shares”) will be determined by reference to the table below, based on the date on which the non-stock fundamental change becomes effective (the “effective date”) and the price (the “stock price”) paid per share for our common stock in such non-stock fundamental change. If holders of our common stock receive only cash in such transaction, the stock price shall be the cash amount paid per share. Otherwise, the stock price shall be the average of the last reported sale prices of our common stock on the five trading days prior to but not including the effective date of such fundamental change transaction.

The stock prices set forth in the first row of the table below (i.e., column headers) will be adjusted as of any date on which the conversion rate of the notes is adjusted, as described above under “—Conversion Rate Adjustments.” The adjusted stock prices will equal the stock prices applicable immediately prior to such adjustment, multiplied by a fraction, the numerator of which is the conversion rate immediately prior to the adjustment giving rise to the stock price adjustment and the denominator of which is the conversion rate as so adjusted. The number of additional shares will be adjusted in the same manner as the conversion rate as set forth under “—Conversion Rate Adjustments.”

The following table sets forth the number of additional shares issuable per $1,000 principal amount of notes.

	$11.02	$15.00	$20.00	$25.00	$30.00	$35.00	$40.00	>$40.00
04/15/05	20.98	11.54	6.44	4.03	2.72	1.92	1.40	0.00
04/15/06	20.68	10.80	5.71	3.44	2.26	1.57	1.13	0.00
04/15/07	20.49	9.91	4.82	2.73	1.73	1.17	0.83	0.00
04/15/08	20.22	8.59	3.57	1.81	1.08	0.72	0.51	0.00
04/15/09	19.75	6.33	1.71	0.63	0.34	0.23	0.17	0.00
04/18/10	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00

The exact stock price and effective dates may not be set forth on the table, in which case, if the stock price is:

•	between two stock price amounts on the table or the effective date is between two dates on the table, the number of additional shares will be determined by straight-line interpolation between the number of additional shares set forth for the higher and lower stock price amounts and the two dates, as applicable, based on a 360-day year;

•	in excess of $40.00 per share (subject to adjustment), no additional shares will be issued upon conversion; or

•	less than $11.02 per share (subject to adjustment), no additional shares will be issued upon conversion.

Additional shares will be payable on the settlement date for the conversion.

Notwithstanding the foregoing, in no event will the total number of shares of common stock issuable upon conversion exceed 90.7852 per $1,000 principal amount of notes, subject to adjustments in the same manner as the conversion rate as set forth under “—Conversion Rate Adjustments.”

Conversion After a Public Acquirer Fundamental Change

Notwithstanding the foregoing, in the case of a non-stock fundamental change constituting a public acquirer fundamental change (as defined below), we may, in lieu of issuing additional shares upon conversion as described in “—Adjustment to Conversion Rate Upon Certain Fundamental Changes” above, elect to adjust the conversion rate and the related conversion obligation such that from and after the effective date of such public acquirer fundamental change, holders of the notes will be entitled to convert their notes (subject to the satisfaction of certain conditions) into a number of shares of public acquirer common stock (as defined below) by multiplying the conversion rate in effect immediately before the public acquirer fundamental change by a fraction:

•	the numerator of which will be (i) in the case of a share exchange, consolidation or merger, pursuant to which our common stock is converted into cash, securities or other property, the average value of all cash and any other consideration (as determined by our board of directors) paid or payable per share of common stock or (ii) in the case of any other public acquirer fundamental change, the average of the last reported sale prices of our common stock for the five consecutive trading days prior to but excluding the effective date of such public acquirer fundamental change, and

•	the denominator of which will be the average of the last reported sale prices of the public acquirer common stock for the five consecutive trading days commencing on the trading day next succeeding the effective date of such public acquirer fundamental change.

A “public acquirer fundamental change” means a non-stock fundamental change in which the acquirer has a class of common stock traded on a U.S. national securities exchange or quoted on The Nasdaq National Market or which will be so traded or quoted when issued or exchanged in connection with such fundamental change (the “public acquirer common stock”). If an acquirer does not itself have a class of common stock satisfying the foregoing requirement, it will be deemed to have “public acquirer common stock” if a corporation that directly or indirectly owns at least a majority of the acquirer has a class of common stock satisfying the foregoing requirement, provided that such corporation fully and unconditionally guarantees the notes; in such case, all references to public acquirer common stock shall refer to such class of common stock. Majority owned for these purposes means having “beneficial ownership” (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended or Exchange Act) of more than 50% of the total voting power of all shares of the respective entity’s capital stock that are entitled to vote generally in the election of directors.

Following a public acquirer fundamental change, if we so elect, holders may convert their notes (subject to the satisfaction of the conditions to conversion described under “—Conversion Procedures” above) at the adjusted conversion rate described in the second preceding paragraph but will not be entitled to receive additional shares upon conversion as described under “—Adjustment to Conversion Rate Upon Certain Fundamental Changes.” We are required to notify holders of our election in our notice to holders of such transaction. In addition, upon a public acquirer fundamental change, in lieu of converting notes, the holder can, subject to certain conditions, require us to repurchase all or a portion of its notes as described below.

Redemption

At any time on or after April 18, 2010, we may redeem the notes in whole or in part for cash at a redemption price equal to 100% of the principal amount of the notes.

We will give notice of redemption not less than 30 nor more than 60 days prior to the redemption date to all record holders at their addresses set forth in the register of the registrar. This notice will state, among other things:

•	that you have a right to convert the notes called for redemption, and the conversion rate then in effect;

•	the date on which your right to convert the notes called for redemption will expire; and

•	whether we have elected to settle our obligation upon conversion in cash or a combination of cash and shares of our common stock, and, in the event that we have elected to deliver all or a portion of our conversion obligation in cash, the date on which the settlement period will begin.

In addition, we will pay interest on the notes being redeemed, including those notes which are converted into our common stock, after the date the notice of the redemption is mailed and prior to the third business day after the optional redemption date in accordance with the provisions of the indenture. This interest will include interest accrued and unpaid to, but excluding, the optional redemption date. In this instance, we will pay accrued and unpaid interest on the notes being redeemed to, but excluding, the optional redemption date to the same person to whom we will pay the principal of these notes.

If we do not redeem all of the notes, the trustee will select the notes to be redeemed in principal amounts of $1,000 or integral multiples of $1,000 by lot, pro rata or by another method the trustee considers fair and appropriate. If any notes are to be redeemed in part only, we will issue a new note or notes in principal amount equal to the unredeemed principal portion thereof. If a portion of your notes is selected for partial redemption and you convert a portion of your notes, the converted portion will be deemed to be taken from the portion selected for redemption.

Additionally, we will not be required to:

•	issue, register the transfer of, or exchange any note during the period of 15 days before the redemption date; or

•	register the transfer of or exchange any note so selected for redemption, in whole or in part, except the unredeemed portion of any note being redeemed in part.

Repurchase at the Option of Holders

On April 15, 2010, April 15, 2012, April 15, 2015 and April 15, 2020, you will have the right to require us to repurchase in cash, at the repurchase price described below, all or part of your notes for which you have properly delivered and not withdrawn a written repurchase notice. Notes submitted for repurchase must be $1,000 in principal amount or whole multiples thereof.

The repurchase price will equal 100% of the principal amount of the notes being repurchased, plus accrued and unpaid interest, if any, to, but not including, the repurchase date.

To exercise your repurchase right, you must deliver at any time from 9:00 a.m., New York City time, on the date that is 20 business days prior to the applicable repurchase date to 5:00 p.m., New York City time, on the business day preceding the applicable repurchase date, a written notice to the paying agent of your exercise of your repurchase right (together with the notes to be repurchased, if certificated notes have been issued). The repurchase notice must state:

•	if you hold certificated notes, the note certificate numbers;

•	the portion of the principal amount of notes to be repurchased, which must be in $1,000 multiples; and

•	that the notes are to be repurchased by us pursuant to the applicable provisions of the notes and the indenture.

If you hold a beneficial interest in a global note, your repurchase notice must comply with appropriate DTC procedures.

You may withdraw your repurchase notice at any time prior to 5:00 p.m., New York City time, on the business day preceding the applicable repurchase date, by delivering a written notice of withdrawal to the paying agent. If a repurchase notice is given and withdrawn during that period, we will not be obligated to repurchase the notes listed in the repurchase notice. The withdrawal notice must state:

•	if you hold certificated notes, the certificate numbers of the withdrawn notes;

•	the principal amount of the withdrawn notes; and

•	the principal amount, if any, which remains subject to the repurchase notice.

If you hold a beneficial interest in a global note, your withdrawal notice must comply with appropriate DTC procedures.

Payment of the repurchase price for a note for which a repurchase notice has been delivered and not withdrawn is conditioned upon book-entry transfer or delivery of the note, together with necessary endorsements, to the paying agent, as the case may be. Payment of the repurchase price for the note will be made promptly following the later of the repurchase date and the time of book-entry transfer or delivery of the note, as the case may be.

If the paying agent holds money sufficient to pay the repurchase price of the notes for which a repurchase notice has been given on the business day following the repurchase date in accordance with the terms of the indenture, then, immediately after the repurchase date, the notes will cease to be outstanding and interest on the notes will cease to accrue, whether or not the notes are delivered to the paying agent. Thereafter, all other rights of the holder shall terminate, other than the right to receive the repurchase price upon delivery of the notes.

In connection with any repurchase, we will, to the extent applicable:

•	comply with the provisions of Rule 13e-4, Rule 14e-1 and any other tender offer rules under the Exchange Act that may be applicable at the time of the offer to repurchase the notes;

•	file a Schedule TO or any other schedule required in connection with any offer by us to repurchase the notes; and

•	comply with all other federal and state securities laws in connection with any offer by us to repurchase the notes.

Repurchase at Option of Holders Upon a Fundamental Change

Repurchase Upon a Fundamental Change

If a fundamental change occurs at any time prior to the maturity of the notes, you will have the right (subject to certain exceptions set forth below) to require us to repurchase for cash all or part of your notes for which you have properly delivered and not withdrawn a written repurchase notice. Notes submitted for repurchase must be in principal amount of $1,000 or integral multiples of $1,000. The repurchase price will be equal to 100% of the principal amount of the notes being repurchased, plus accrued and unpaid interest to, but not including, the repurchase date.

A “fundamental change” will be deemed to have occurred at such time after the original issuance of the notes when any of the following has occurred:

(1)	the acquisition by any person (as defined below), directly or indirectly, through a purchase, merger or other acquisition transaction, or series of purchases, mergers or other acquisition transactions, of shares of our capital stock entitling that person to exercise 50% or more of the total voting power of all shares of our capital stock entitled to vote generally in elections of directors, other than any acquisition by us, any of our subsidiaries or any of our employee benefit plans; or

(2)	the first day on which a majority of the members of our board of directors does not consist of continuing directors; or

(3)	the consolidation or merger of us with or into any other person, any merger of another person into us, or any conveyance, transfer, sale, lease or other disposition of all or substantially all of our properties and assets to another person, other than:

(a)	any transaction:

•	that does not result in any reclassification, conversion, exchange or cancellation of outstanding shares of our capital stock; and

•	pursuant to which the holders of 50% or more of the total voting power of all shares of our capital stock entitled to vote generally in elections of directors immediately prior to such transaction have the right to exercise, directly or indirectly, 50% or more of the total voting power of all shares of our capital stock entitled to vote generally in elections of directors of the continuing or surviving person immediately after giving effect to such transaction; or

(b)	any merger primarily for the purpose of changing our jurisdiction of incorporation and resulting in a reclassification, conversion or exchange of outstanding shares of common stock solely into shares of common stock of the surviving entity; or

(4)	the termination of trading of our common stock, which shall be deemed to have occurred if our common stock or other common stock into which the notes are convertible is neither listed for trading on a United States national securities exchange nor approved for listing on The Nasdaq National Market or any similar United States system of automated dissemination of quotations of securities prices or traded in over-the-counter securities markets, and no American Depositary Shares or similar instruments for such common stock are so listed or approved for listing in the United States.

However, a fundamental change will be deemed not to have occurred if:

•	the closing sale price per share of our common stock for any five trading days within:

•	the period of 10 consecutive trading days ending immediately after the later of the fundamental change or the public announcement of the fundamental change, in the case of a fundamental change under clauses (1) or (2) above; or

•	the period of 10 consecutive trading days ending immediately before the fundamental change, in the case of a fundamental change under clause (3) above,

•	equals or exceeds 110% of the conversion price of the notes in effect on each such trading day (the “110% trading price exception”); or

•	more than 90% of the consideration in the transaction or transactions (other than cash payments for fractional shares and cash payments made in respect of dissenters’ appraisal rights) which otherwise would constitute a fundamental change under clause (1), (2) or (3) above consists of shares of common stock, depositary receipts or other certificates representing common equity interests traded or to be traded immediately following such transaction on a national securities exchange or quoted on The Nasdaq National Market and, as a result of the transaction or transactions, the notes become convertible solely into such common stock (other than cash paid in lieu of fractional shares), depositary receipts or other certificates representing common equity interests (and any rights attached thereto).

Beneficial ownership shall be determined in accordance with Rules 13d-3 and 13d-5 under the Exchange Act (except that a person shall be deemed to have beneficial ownership of all securities that such person has the right to acquire, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition). The term “person” includes any syndicate or group which would be deemed to be a “person” under Section 13(d)(3) under the Exchange Act.

“Continuing directors” means, as of any date of determination, any member of the board of directors of Nabi Biopharmaceuticals who:

•	was a member of the board of directors on the date of the indenture; or

•	was nominated for election, appointed or elected to the board of directors with the approval of a majority of the continuing directors who were members of the board at the time of new director’s nomination, appointment or election, either by a specific vote or by approval of the proxy statement issued by us on behalf of our entire board of directors in which such individual is named as a nominee for director.

The definition of “fundamental change” includes a phrase relating to the conveyance, transfer, sale, transfer, lease or disposition of “all or substantially all” of our properties and assets. There is no precise, established definition of the phrase “substantially all” under applicable law. In interpreting this phrase, courts, among other things, make a subjective determination as to the portion of assets conveyed, considering many factors, including the value of assets conveyed, the proportion of an entity’s income derived from the assets conveyed and the significance of those assets to the ongoing business of the entity. To the extent the meaning of such phrase is uncertain, uncertainty will exist as to whether or not a fundamental change may have occurred and, accordingly, as to whether or not the holders of notes will have the right to require us to repurchase their notes.

Repurchase Right Procedures

Within 15 days after the occurrence of a fundamental change, we will be required to give notice to all holders of the occurrence of the fundamental change and of their resulting repurchase right. The repurchase date will be between 30 and 60 days after the date we give that notice and will be determined by us. The notice will be delivered to the holders at their addresses shown in the register of the registrar and to beneficial owners as required by applicable law, stating, among other things, the procedures that holders must follow to require us to repurchase their notes as described below.

If holders have the right to cause us to repurchase their notes as described above, we will issue a press release through Dow Jones & Company, Inc. containing the relevant information and make this information available on our web site or through another public medium as we may use at that time.

To elect to require us to repurchase notes, each holder must deliver the repurchase notice so that it is received by the paying agent no later than the close of business on the second business day immediately prior to the repurchase date, unless we specify a later date. Your repurchase notice must state certain information, including:

•	the certificate numbers of your notes, if certificated, to be delivered for repurchase, or if not certificated, your notice must comply with the procedures of DTC;

•	the portion of the principal amount of notes to be repurchased, which must be $1,000 or an integral multiple of $1,000; and

•	that the notes are to be repurchased by us pursuant to the applicable provision of the indenture.

You may withdraw any repurchase notice, in whole or part, by delivering a written notice of withdrawal to the paying agent prior to the close of business on the repurchase date. The notice of withdrawal must state certain information, including:

•	the principal amount of notes being withdrawn;

•	the certificate numbers of the notes, if certificated, being withdrawn, or if not certificated, your notice must comply with appropriate procedures of DTC; and

•	the principal amount, if any, of the notes that remain subject to the repurchase notice.

The Exchange Act requires the dissemination of certain information to security holders and that an issuer follow certain procedures if an issuer tender offer occurs, which requirements may apply if the repurchase right summarized above becomes available to holders of the notes. In connection with any offer to require us to repurchase notes as summarized above we will, to the extent applicable:

•	comply with the provisions of Rule 13e-4, Rule 14e-1 and any other tender offer rules under the Exchange Act which may then be applicable;

•	file a Schedule TO or any other required schedule or form under the Exchange Act; and

•	comply with all other federal and state securities laws in connection with any offer by us to repurchase the notes.

Our obligation to pay the repurchase price for notes for which a repurchase notice has been delivered and not validly withdrawn is conditioned upon the holder delivering the notes, together with necessary endorsements, to the paying agent at any time after delivery of the repurchase notice. We will cause the repurchase price for the notes to be paid promptly following the later of the repurchase date or the time of delivery of the notes, together with such endorsements.

If the paying agent holds money sufficient to pay the repurchase price of the notes for which a repurchase notice has been given on the business day following the repurchase date in accordance with the terms of the indenture, then, immediately after the repurchase date, the notes will cease to be outstanding and interest on the notes will cease to accrue, whether or not the notes are delivered to the paying agent. Thereafter, all other rights of the holder shall terminate, other than the right to receive the repurchase price upon delivery of the notes.

We may, to the extent permitted by applicable law and the agreements governing any of our other indebtedness at the time outstanding, at any time purchase the notes in the open market or by tender at any price or by private agreement. Any notes so purchased by us shall be surrendered to the trustee for cancellation. Any notes surrendered to the trustee may, to the extent permitted by applicable law, be reissued or resold or may be surrendered to the trustee for cancellation. Any note surrendered to the trustee for cancellation may not be reissued or resold and will be canceled promptly.

Limitations on Repurchase Rights

The repurchase rights described above may not necessarily protect holders of the notes if a highly leveraged or another transaction involving us occurs that may adversely affect holders.

Our ability to repurchase notes upon the occurrence of a fundamental change is subject to important limitations. The occurrence of a fundamental change could cause an event of default under, or be prohibited or limited by, the terms of our future indebtedness. Further, we cannot assure you that, in that event, we would have the financial resources, or would be able to arrange financing, to pay the repurchase price for all the notes that might be delivered by holders of notes seeking to exercise the repurchase right. Any failure by us to repurchase the notes when required following a fundamental change would result in an event of default under the indenture. Any such default may, in turn, cause a default under our other indebtedness that may be outstanding at that time. In addition, our ability to repurchase notes may be limited by restrictions on our ability to obtain funds for such repurchase through dividends from our subsidiaries and other provisions in agreements that may govern our other indebtedness outstanding at the time.

The fundamental change repurchase provision of the notes may, in certain circumstances, make more difficult or discourage a takeover of our company. The fundamental change repurchase feature, however, is not the result of our knowledge of any specific effort by others to accumulate shares of our common stock or to obtain control of us by means of a merger, tender offer solicitation or otherwise or by management to adopt a series of antitakeover provisions. Instead, the fundamental change repurchase feature is a standard term contained in convertible securities similar to the notes.

Consolidation, Merger, Etc.

We may, without the consent of the holders of any of the notes, consolidate with or merge into any other person or convey, transfer, sell, lease or otherwise dispose of all or substantially all of our properties and assets to another person as long as, among other things:

•	the resulting, surviving or transferee person is organized and existing under the laws of the United States, any state thereof or the District of Columbia;

•	that person assumes all of our obligations under the indenture and the notes;

•	at the time of such transaction, no event of default and no event which, after notice or lapse of time, would become an event of default under the indenture, shall have occurred and be continuing; and

•	if as a result of such transaction the notes become convertible into common stock or other securities issued by a third party, such third party fully and unconditionally guarantees all obligations of us or such successor under the notes and the indenture.

The occurrence of certain of the foregoing transactions could also constitute a fundamental change under the indenture.

The covenant described above includes a phrase relating to the conveyance, transfer, sale, lease or disposition of “all or substantially all” of our properties and assets. There is no precise, established definition of the phrase “substantially all” under applicable law. In interpreting this phrase, courts, among other things, make a subjective determination as to the portion of assets conveyed, considering many factors, including the value of assets conveyed, the proportion of an entity’s income derived from the assets conveyed and the significance of those assets to the ongoing business of the entity. To the extent the meaning of such phrase is uncertain, uncertainty will exist as to whether or not the restrictions on the conveyance, transfer, sale, lease or disposition of our assets described above apply to a particular transaction.

Events of Default

Each of the following will constitute an event of default under the indenture:

(1)	our failure to pay when due the principal of any of the notes at maturity, upon redemption or exercise of a repurchase right or otherwise;

(2)	our failure to pay an installment of interest (including additional amounts, if any) on any of the notes for 30 days after the date when due;

(3)	our failure to deliver common stock (together with cash instead of fractional shares), cash or cash and shares of our common stock when required to be delivered upon conversion of a note, and such failure continues for five days after the date when due;

(4)	our failure to perform or observe any other term, covenant or agreement contained in the notes or the indenture for a period of 60 days after written notice of such failure, requiring us to remedy the same, shall have been given to us by the trustee or to us and the trustee by the holders of at least 25% in aggregate principal amount of the notes then outstanding;

(5)	a default under any indebtedness for money borrowed by us or any of our subsidiaries that is a “significant subsidiary” (as defined in Rule 405 of the Securities Act) the aggregate outstanding principal amount of which is in an amount in excess of $25 million, for a period of 30 days after written notice to us by the trustee or to us and the trustee by holders of at least 25% in aggregate principal amount of the notes then outstanding, which default:

•	is caused by a failure to pay principal or interest when due on such indebtedness by the end of the applicable grace period, if any, unless such indebtedness is discharged; or

•	results in the acceleration of such indebtedness, unless such acceleration is waived, cured, rescinded or annulled or such indebtedness is discharged; and

(6)	certain events of bankruptcy, insolvency or reorganization with respect to us or any of our subsidiaries that is a significant subsidiary.

The indenture will provide that the trustee will, within 90 days of the occurrence of a default, give to the registered holders of the notes notice of all uncured defaults known to it, but the trustee shall be protected in withholding such notice if it, in good faith, determines that the withholding of such notice is in the best interest of such registered holders, except in the case of a default in the payment of the principal of, or interest on, any of the notes when due or in the payment of any redemption or repurchase obligation.

If an event of default specified in clause (6) above occurs and is continuing with respect to us, then automatically the principal of all the notes and the interest thereon shall become immediately due and payable. If an event of default shall occur and be continuing, other than with respect to clause (6) above with respect to us (the default not having been cured or waived as provided under “—Modifications and Amendments” below), the trustee or the holders of at least 25% in aggregate principal amount of the notes then outstanding may declare the notes due and payable at their principal amount together with accrued interest, and thereupon the trustee may, at its discretion, proceed to protect and enforce the rights of the holders of notes by appropriate judicial proceedings. Such declaration may be rescinded or annulled with the written consent of the holders of a majority in aggregate principal amount of the notes then outstanding if all events of default (other than the nonpayment of amounts due solely as a result of such acceleration) have been cured or waived.

The indenture will contain a provision entitling the trustee, subject to the duty of the trustee during default to act with the required standard of care, to be indemnified by the holders of notes before proceeding to exercise any right or power under the indenture at the request of such holders.

The indenture provides that the holders of a majority in aggregate principal amount of the notes then outstanding through their written consent may direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred upon the trustee.

We will be required to furnish annually to the trustee a statement as to the fulfillment of our obligations under the indenture.

Modifications and Amendments

Changes Requiring Approval of Each Affected Holder

Except as set forth below and under “—Changes Requiring No Approval,” we and the trustee may amend or supplement the indenture or the notes with the consent of the holders of a majority in aggregate principal amount of the outstanding notes. However, the indenture, including the terms and conditions of the notes, will not be able to be modified or amended without the written consent or the affirmative vote of the holder of each note affected by such change to:

•	change the maturity of the principal of, or the date any installment of interest (including any payment of additional amounts) is due, on any note;

•	reduce the principal amount, repurchase price or redemption price of, or interest (including any payment of additional amounts) on, any note;

•	change the currency of payment of such note or interest thereon;

•	impair the right to institute suit for the enforcement of any payment on or with respect to any note;

•	modify our obligations to maintain an office or agency in New York City;

•	except as otherwise permitted or contemplated by provisions concerning corporate reorganizations, adversely affect the repurchase rights of holders or the conversion rights of holders of the notes;

•	modify the redemption provisions of the indenture in a manner adverse to the holders of notes; or

•	reduce the percentage in aggregate principal amount of notes outstanding necessary to modify or amend the indenture or to waive any past default.

Changes Requiring No Approval

The indenture, including the terms and conditions of the notes, may be modified or amended by us and the trustee, without the consent of any holders of notes, for the purposes of, among other things:

•	adding to our covenants for the benefit of the holders of notes;

•	surrendering any right or power conferred upon us;

•	providing for conversion rights of holders of notes if any reclassification or change of our common stock or any consolidation, merger or sale of all or substantially all of our assets occurs;

•	providing for the assumption of our obligations to the holders of notes in the case of a merger, consolidation, conveyance, transfer or lease;

•	increasing the conversion rate, provided that the increase will not adversely affect the interests of the holders of notes;

•	complying with the requirements of the SEC in order to effect or maintain the qualification of the indenture under the Trust Indenture Act of 1939;

•	making any changes or modifications necessary in connection with the registration of the notes under the Securities Act as contemplated in the registration rights agreement; provided that such change or modification does not, in the good faith opinion of our board of directors and the trustee, adversely affect the interests of the holders of notes in any material respect;

•	curing any ambiguity or correcting or supplementing any defective provision contained in the indenture, provided that such modification or amendment does not, in the good faith opinion of our board of directors, adversely affect the interests of the holders of notes in any material respect; provided, further that any amendment made solely to conform the provisions of the indenture to the description of the notes in this prospectus will not be deemed to adversely affect the interests of the holders of the notes; or

•	adding or modifying any other provisions with respect to matters or questions arising under the indenture that we or the trustee may deem necessary or desirable and that will not, in the good faith opinion of our board of directors, adversely affect the interests of the holders of notes.

Governing Law

The indenture and the notes are governed by, and will be construed in accordance with, the law of the State of New York.

Information Concerning the Trustee and the Transfer Agent

U.S. Bank National Association, as trustee under the indenture, has been appointed by us as paying agent, conversion agent, registrar and custodian with regard to the notes. American Stock Transfer & Trust Company is the transfer agent and registrar for our common stock. The trustee or its affiliates may from time to time in the future provide banking and other services to us in the ordinary course of their business.

Rule 144A Information

If at any time during the two-year period following the date of original issue of the we are not subject to the information requirements of Section 13 or 15(d) of the Exchange Act, we will furnish to holders of notes, holders of common stock issued upon conversion thereof and prospective purchasers thereof the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act in order to permit compliance with Rule 144A in connection with resales of such notes and common stock issued on conversion thereof.

Form, Denomination and Registration

The notes were issued in fully registered form, without coupons, in denominations of $1,000 principal amount and integral multiples of $1,000.

Global Notes; Book-Entry Form

Except as provided below, the notes will be evidenced by one or more global notes deposited with the trustee as custodian for DTC, and registered in the name of Cede & Co. as DTC’s nominee.

Record ownership of the global notes may be transferred, in whole or in part, only to another nominee of DTC or to a successor of DTC or its nominee, except as set forth below. A holder may hold its interests in a global note directly through DTC if such holder is a participant in DTC, or indirectly through organizations which are direct DTC participants if such holder is not a participant in DTC. Transfers between direct DTC participants will be effected in the ordinary way in accordance with DTC’s rules and procedures and will be settled in same-day funds. Holders may also beneficially own interests in the global notes held by DTC through certain banks, brokers, dealers, trust companies and other parties that clear through or maintain a custodial relationship with a direct DTC participant, either directly or indirectly. Transfers between direct DTC participants will be effected in the ordinary way in accordance with DTC’s rules and procedures and will be settled in same-day funds.

So long as Cede & Co., as nominee of DTC, is the registered owner of the global notes, Cede & Co. for all purposes will be considered the sole holder of the global notes. Except as provided below, owners of beneficial interests in the global notes:

•	will not be entitled to have certificates registered in their names;

•	will not receive or be entitled to receive physical delivery of certificates in definitive form; and

•	will not be considered holders of the global notes.

The laws of some states require that certain persons take physical delivery of securities in definitive form. Consequently, the ability of an owner of a beneficial interest in a global note to transfer the beneficial interest in the global note to such persons may be limited.

We will wire, through the facilities of the trustee, payments of principal of and interest on the global notes to Cede & Co., the nominee of DTC, as the registered owner of the global notes. None of Nabi Biopharmaceuticals, the trustee and any paying agent will have any responsibility or be liable for paying amounts due on the global notes to owners of beneficial interests in the global notes.

It is DTC’s current practice, upon receipt of any payment of principal of and interest on the global notes, to credit participants’ accounts on the payment date in amounts proportionate to their respective beneficial interests in the notes represented by the global notes, as shown on the records of DTC, unless DTC believes that it will not receive payment on the payment date. Payments by DTC participants to owners of beneficial interests in notes represented by the global notes held through DTC participants will be the responsibility of DTC participants, as is now the case with securities held for the accounts of customers registered in “street name.”

If you would like to convert your notes into common stock pursuant to the terms of the notes, you should contact your broker or other direct or indirect DTC participant to obtain information on procedures, including proper forms and cut-off times, for submitting those requests.

Because DTC can only act on behalf of DTC participants, who in turn act on behalf of indirect DTC participants and other banks, your ability to pledge your interest in the notes represented by global notes to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such interest, may be affected by the lack of a physical certificate.

Neither Nabi Biopharmaceuticals nor the trustee (nor any registrar, paying agent or conversion agent under the indenture) will have any responsibility for the performance by DTC or direct or indirect DTC participants of their obligations under the rules and procedures governing their operations. DTC has advised us that it will take any action permitted to be taken by a holder of notes, including, without limitation, the presentation of notes for conversion as described below, only at the direction of one or more direct DTC participants to whose account with DTC interests in the global notes are credited and only for the principal amount of the notes for which directions have been given.

DTC has advised us as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities for DTC participants and to facilitate the clearance and settlement of securities transactions between DTC participants through electronic book-entry changes to the accounts of its participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other organizations, such as the initial purchasers of the notes. Certain DTC participants or their representatives, together with other entities, own DTC. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through, or maintain a custodial relationship with, a participant, either directly or indirectly.

Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in the global notes among DTC participants, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. If DTC is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by us within 90 days, we will cause notes to be issued in definitive form in exchange for the global notes. None of Nabi Biopharmaceuticals, the trustee or any of their respective agents will have any responsibility for the performance by DTC or direct or indirect DTC participants of their obligations under the rules and procedures governing their operations, including maintaining, supervising or reviewing the records relating to, or payments made on account of, beneficial ownership interests in global notes.

According to DTC, the foregoing information with respect to DTC has been provided to its participants and other members of the financial community for informational purposes only and is not intended to serve as a representation, warranty or contract modification of any kind.

DESCRIPTION OF CAPITAL STOCK

We have authorized capital stock consisting of 125,000,000 shares of common stock, par value $0.10 per share, of which 59,147,036 shares were outstanding as of July 21, 2005, and 5,000,000 shares of preferred stock, par value $0.10 per share, none of which are outstanding.

Common Stock

General

Each holder of common stock is entitled to one vote for each share held of record and is entitled to dividends as declared from time to time by the Board of Directors out of assets legally available therefor. Outstanding shares of common stock are not subject to redemption and are non-assessable. Upon any liquidation of Nabi Biopharmaceuticals, the owners of the common stock are entitled to receive on a pro-rata basis all assets then legally available for distribution after satisfaction of any liquidation preference to which holders of outstanding shares of preferred stock may be entitled. The holders of the common stock do not have any conversion, cumulative voting, subscription or preemptive rights.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company. Their address is 59 Maiden Lane, New York, NY 10038, and their telephone number is (212) 936-5100.

Preferred Stock

General

Our Board of Directors may without further action by the stockholders, from time to time, direct the issuance of shares of preferred stock in series and may, at the time of issuance, determine the rights, preferences and limitations of each series. The holders of preferred stock would normally be entitled to receive a preference payment in the event of any liquidation, dissolution or winding-up of us before any payment is made to the holders of common stock.

The ability of our Board of Directors to issue preferred stock may delay or prevent a takeover or change in control of us. To the extent that this ability has this effect, removal of our incumbent Board of Directors and management may be rendered more difficult. Further, this may have an adverse impact on the ability of our stockholders to participate in a tender or exchange offer for the common stock and in so doing diminish the market value of the common stock.

Of the 5,000,000 shares of preferred stock which are authorized, 1,538,462 shares have been designated “Series A Convertible Preferred Stock” 750,000 have been designated “Series One Preferred Stock” and 2,711,538 remain available to be designated as a new class or series of preferred stock with certain conversion rights, liquidation preferences and voting rights. Currently, there are no outstanding shares of preferred stock. We have issued rights that are in some cases exercisable for shares of our Series One Preferred Stock.

If and so long as at least 769,231 shares of the Series A Convertible Preferred Stock are outstanding, then the holders thereof are entitled to elect a majority of our Board of Directors.

Terms of Preferred Stock

Our Board of Directors is authorized to issue the preferred stock in one or more series and to fix and designate the rights, preferences, privileges and restrictions of the preferred stock, including

•	dividend rights;

•	conversion rights;

•	voting rights;

•	redemption rights and terms of redemption; and

•	liquidation preferences.

Our Board of Directors may fix the number of shares constituting any series and the designations of these series.

Voting Rights

The Delaware General Corporation Law provides that the holders of preferred stock will have the right to vote separately as a class on any proposal that would alter or change the powers, preferences, or special rights of the shares of preferred stock so as to affect them adversely. This right is in addition to any voting rights that may be provided for in the applicable certificate of designations.

Other

Our issuance of preferred stock could decrease the amount of earnings and assets available for distribution to the holders of common stock or other preferred stock or could adversely affect the rights and powers, including voting rights, of the holders of common stock or other preferred stock. The issuance of preferred stock could have the effect of decreasing the market price of our common stock.

Shareholder Rights Plan

Effective July 1997, our Board of Directors adopted a shareholders rights plan under which a dividend of one preferred share purchase right (a “Right”) was distributed for each outstanding share of common stock. Each Right entitles the holder to purchase one one-hundredth of a share of Series One Preferred Stock at a price of $70, subject to adjustment. The Rights expire in August 2007 and are exercisable only if an individual or group has acquired or obtained the right to acquire or has announced a tender or exchange offer that if consummated would result in such individual or group acquiring beneficial ownership of 15% or more of the common stock. Such percentage may be lowered at the Board’s discretion. If the Rights become exercisable, the holders (other than the individual or group who triggered the exercisability) may be entitled to receive upon exercise shares of our common stock having a market value of two times the exercise price of the Rights, or the number of shares of the acquiring company which have a market value of two times the exercise price of the Rights. Once the Rights have become exercisable, and prior to acquisition of 50% or more of the common stock, the Board of Directors may exchange the Rights (other than the Rights owned by the individual or group who triggered the exercisability), in whole or in part, at an exchange ratio of one share of common stock (or one one-hundredth of a share of the new series of preferred stock) per Right. The Rights separate from the common stock if they become exercisable. Until that time, they will be transferred with and only with the common stock. We are entitled to redeem the Rights in whole for $0.01 per Right under certain circumstances.

Delaware Law and Certain Charter Provisions

We are subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, this statute prohibits a publicly-held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person becomes an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who, together with affiliates and associates, owns (or within the prior three years did own) 15% or more of the corporation’s voting stock. In the future we may elect not to be governed by Section 203 by means of an amendment to our Restated Certificate of Incorporation or By-laws that has been approved by stockholders holding a majority of our outstanding voting securities.

Our Restated Certificate of Incorporation provides that a merger, consolidation or sale of all or substantially all of our assets or any sale by us of our securities having a fair market value of at least $250,000 requires the approval of the holders of at least 75% of the outstanding shares of our common stock and 50% of any outstanding shares of our Series A Convertible Preferred Stock (so long as the holders of the Series A shares have the right to elect a majority of the Board of Directors), unless the transaction is approved by the Board of Directors and provided that, if the transaction is with a person which owns at the time five percent or more of the outstanding shares of common stock, a majority of the members of the Board of Directors voting for the approval of the transaction have been duly elected and acting members of the Board of Directors prior to the time such person became the holder of five percent or more of outstanding shares of common stock.

Our Board of Directors believes that the provisions described above and the Shareholders Rights Plan will help assure that all of our stockholders will be treated similarly if certain kinds of business combinations are proposed. However, they also may have the effect of deterring a hostile takeover or delaying or preventing changes in our control or management, and may make it more difficult to accomplish certain transactions that are opposed by the incumbent Board of Directors and that could be beneficial to stockholders.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of principal U.S. federal income tax considerations relating to the purchase, ownership and disposition of the notes and common stock into which the notes are convertible but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended, or the Code, Treasury Regulations promulgated thereunder, administrative rulings and judicial decisions, all as of the date hereof. These authorities may be changed, possibly retroactively, so as to result in U.S. federal income tax consequences different from those set forth below. We have not sought any ruling from the Internal Revenue Service with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the Internal Revenue Service will agree with such statements and conclusions.

THE FOLLOWING DISCUSSION OF U.S. FEDERAL INCOME TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY. IT IS NOT TAX ADVICE. EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR NOTES OR COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

This summary is limited to holders who purchase notes upon their initial issuance at their initial issue price and who hold the notes and the common stock into which such notes are convertible as capital assets. This summary also does not address the tax considerations arising under the laws of any foreign, state or local jurisdiction. In addition, this discussion does not address tax considerations applicable to an investor’s particular circumstances or to investors that may be subject to special tax rules, including, without limitation:

•	banks, insurance companies or other financial institutions;

•	persons subject to the alternative minimum tax;

•	tax-exempt organizations;

•	dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	foreign persons or entities, except to the extent specifically set forth below;

•	persons that own, or are deemed to own, more than 5% of our company, except to the extent specifically set forth below;

•	certain former citizens or long-term residents of the U.S.;

•	U.S. holders, as defined below, whose functional currency is not the U.S. dollar;

•	persons who hold the notes as a position in a hedging transaction, straddle, conversion transaction or other risk reduction transaction; or

•	persons deemed to sell the notes or common stock under the constructive sale provisions of the Code.

In addition, if a holder is an entity treated as a partnership for U.S. federal income tax purposes, the tax treatment of each partner of such partnership will generally depend upon the status of the partner and upon the activities of the partnership. A partnership which holds the notes or common stock and partners in such partnerships should consult their tax advisors.

You are urged to consult your tax advisor with respect to the application of the U.S. federal income tax laws to your particular situation, as well as any tax consequences of the purchase, ownership and disposition of the notes and common stock arising under the federal estate or gift tax rules or under the laws of any state, local, foreign or other taxing jurisdiction or under any applicable tax treaty.

Consequences to U.S. Holders

The following is a summary of certain material U.S. federal income tax consequences that will apply to you if you are a U.S. holder of the notes. Certain consequences to non-U.S. holders of the notes are described under “—Consequences to Non-U.S. Holders” below. “U.S. holder” means a holder of a note that is:

•	an individual citizen or resident of the U.S.;

•	a corporation or other entity taxable as a corporation for U.S. federal income tax purposes created or organized in the U.S. or under the laws of the U.S., any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more U.S. persons or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

Interest

You must include interest paid on the notes as ordinary income at the time it is received or accrued, in accordance with your regular method of accounting for U.S. federal income tax purposes.

Repurchase at the Option of Holder

If you require us to repurchase a note on a repurchase date and we deliver cash in full satisfaction of the repurchase price, the repurchase will be treated the same as a sale of the note, as described below under “—Sale, Exchange, Redemption or Other Disposition of the Notes.”

Sale, Exchange, Redemption or Other Disposition of the Notes

Upon the sale, exchange, redemption or other disposition (including a cash settlement upon conversion), other than a conversion into common stock, of a note, you generally will recognize capital gain or loss equal to the difference between (i) the amount of cash proceeds and the fair market value of any property received on the sale, exchange, redemption or other disposition, except to the extent such amount is attributable to accrued interest income not previously included in income, which will be taxable as ordinary income, and (ii) your adjusted tax basis in the note. Your adjusted tax basis in a note generally will equal the cost of the note. Such capital gain or loss will be long-term capital gain or loss if you have held the note for more than one year at the time of sale, exchange, redemption or other disposition. Long-term capital gains recognized by certain non-corporate U.S. holders, including individuals, will generally be subject to a reduced U.S. federal income tax rate. The deductibility of capital losses is subject to limitations.

Conversion of the Notes

You generally will not recognize any income, gain or loss upon conversion of a note into shares of our common stock (other than with respect to cash in lieu of a fractional share or cash received in cash settlement upon conversion). Your aggregate tax basis in the shares of common stock received on conversion of a note will be the same as your aggregate tax basis in the note at the time of conversion, reduced by any basis allocable to shares settled in cash and/or a fractional share interest for which you received cash, and the holding period for such shares received on conversion will generally include the holding period of the note converted. However, the fair market value of shares of common stock received which are attributable to accrued interest will be taxable as ordinary interest income, your tax basis in such shares generally will equal the amount of such accrued interest included in income, and the holding period for such shares will begin on the day after the conversion. You will recognize gain or loss for U.S. federal income tax purposes upon the receipt of cash in cash settlement upon conversion and/or in lieu of a fractional share of common stock in an amount equal to the difference between the amount of cash received and the holder’s adjusted tax basis in shares of common stock settled in cash and/or in such fractional share. This gain or loss should be capital gain or loss and should be taxable as described under “—Sale, Exchange, Redemption or Other Disposition of the Notes” above.

Constructive Distribution

Holders of convertible debt instruments such as the notes may, in certain circumstances, be deemed to have received distributions if the conversion price of such instruments is adjusted with the effect of increasing your proportionate interest in our assets or earnings. However, adjustments to the conversion price made pursuant to a bona fide reasonable adjustment formula which has the effect of preventing the dilution of the interest of the holders of the debt instruments will generally not be deemed to result in a constructive distribution. Certain of the possible adjustments provided in the notes or, in certain circumstances, the failure to provide for such an adjustment, including, without limitation, adjustments in respect of taxable dividends to our stockholders, may not qualify as being pursuant to a bona fide reasonable adjustment formula. If such adjustments are made, you will be deemed to have received constructive distributions (in an amount equal to the value of the additional shares issuable upon conversion) includible in your income in the manner described under “—Dividends” below even though you have not received any cash or property as a result of such adjustments. Any constructive dividend deemed paid to U.S. holder would not be eligible for the preferential rates of U.S. federal income tax applicable in respect of certain dividends under recently enacted legislation and corporate holders would not be entitled to claim the dividends-received deduction with respect to any such constructive dividends.

Dividends

Distributions, if any, made on our common stock generally will be included in your income as dividend income to the extent of our current or accumulated earnings and profits as determined for U.S. federal income tax purposes. With respect to non-corporate taxpayers for taxable years beginning before January 1, 2009, such dividends are generally taxed at the lower applicable capital gains rate provided certain holding period requirements are satisfied. Distributions in excess of our current and accumulated earnings and profits will be treated as a return of capital to the extent of your adjusted tax basis in the common stock (reducing your tax basis in the common stock) and thereafter as capital gain from the sale or exchange of such common stock. Dividends received by a corporate U.S. holder may be eligible for a dividends received deduction.

Sale, Exchange or Redemption of Common Stock

Upon the sale, exchange or redemption of our common stock, you generally will recognize capital gain or loss equal to the difference between (i) the amount of cash and the fair market value of any property received upon the sale, exchange or redemption and (ii) your adjusted tax basis in the common stock. Such capital gain or loss will be long-term capital gain or loss if your holding period in the common stock is more than one year at the time of the sale, exchange or redemption. Long-term capital gains recognized by certain non-corporate U.S. holders, including individuals, will generally be subject to a reduced rate of U.S. federal income tax. Your adjusted tax basis and holding period in common stock received upon a conversion of a note are determined as discussed above under “—Conversion of the Notes.” The deductibility of capital losses is subject to limitations.

Backup Withholding and Information Reporting

We are required to furnish to the record holders of the notes and common stock, other than corporations and other exempt holders, and to the Internal Revenue Service, information with respect to interest paid on the notes and dividends paid on the common stock.

You may be subject to backup withholding with respect to interest paid on the notes, dividends paid on the common stock (including constructive distributions) or with respect to proceeds received from a disposition of the notes or shares of common stock. Certain holders, including, among others, corporations and certain tax-exempt organizations, are generally not subject to backup withholding. You will be subject to backup withholding if you are not otherwise exempt and you:

•	fail to furnish your taxpayer identification number, which, for an individual, is ordinarily his or her social security number;

•	furnish an incorrect taxpayer identification number;

•	are notified by the Internal Revenue Service that you have failed to properly report payments of interest or dividends; or

•	fail to certify, under penalties of perjury, that you have furnished a correct taxpayer identification number and that the Internal Revenue Service has not notified you that you are subject to backup withholding.

Backup withholding is not an additional tax but, rather, is a method of tax collection. You generally will be entitled to credit (and obtain a refund of, if applicable) any amounts withheld under the backup withholding rules against your U.S. federal income tax liability provided that the required information is furnished to the Internal Revenue Service in a timely manner.

Consequences to Non-U.S. Holders

The following is a summary of principal U.S. federal income tax consequences that will apply to you if you are a non-U.S. holder of the notes. For purposes of this discussion, a “non-U.S. holder” means a holder of notes that is not a U.S. holder.

Interest

You will not be subject to the 30% U.S. federal withholding tax with respect to payments of interest on the notes, provided that:

•	you do not own, actually or constructively, 10% or more of the total combined voting power of all classes of our stock entitled to vote;

•	you are not a “controlled foreign corporation” with respect to which we are, directly or indirectly, a “related person” within the meaning of the Code;

•	you provide your name and address, and certify, under penalties of perjury, that you are not a U.S. person, which certification may be made on an Internal Revenue Service Form W-8BEN or successor form, or that you hold your notes through certain intermediaries, and you and the intermediaries satisfy the certification requirements of applicable Treasury Regulations; and

•	interest paid on the note is not effectively connected with the conduct by such non-U.S. holder of a trade or business in the U.S.

Special certification rules apply to non-U.S. holders that are pass-through entities rather than corporations or individuals. Prospective investors should consult their tax advisors regarding the certification requirements for non-U.S. holders.

If you cannot satisfy the requirements described above, you will be subject to the 30% U.S. federal withholding tax with respect to payments of interest on the notes, unless you provide us with a properly executed (1) Internal Revenue Service Form W-8BEN or successor form claiming an exemption from or reduction in withholding under the benefit of an applicable U.S. income tax treaty or (2) Internal Revenue Service Form W-8ECI or successor form stating that interest paid on the note is not subject to withholding tax because it is effectively connected with the conduct of a U.S. trade or business.

If you are engaged in a trade or business in the U.S. and interest on a note is effectively connected with your conduct of that trade or business, you generally will be subject to U.S. federal income tax on that interest on a net income basis, although you will be exempt from the 30% withholding tax, provided the certification requirements described above are satisfied, in the same manner as if you were a U.S. person as defined under the Internal Revenue Code. In addition, if you are a foreign corporation, you may be subject to a branch profits tax equal to 30%, or lower rate as may be prescribed under an applicable U.S. income tax treaty, of your earnings and profits for the taxable year, subject to adjustments, that are effectively connected with your conduct of a trade or business in the U.S.

Sale, Exchange, Redemption or Other Disposition of the Notes or Common Stock

Any gain realized by you on the sale, exchange, redemption or other disposition of a note (including cash settlement upon conversion), except with respect to accrued and unpaid interest, which would be taxable as described above, or a share of common stock generally will not be subject to U.S. federal income tax unless:

•	the gain is effectively connected with your conduct of a trade or business in the U.S.;

•	you are an individual who is present in the U.S. for 183 days or more in the taxable year of sale, exchange, redemption or other disposition and certain conditions are met;

•	you are a non-U.S. holder who was a citizen or resident of the U.S. and are subject to special rules that apply to expatriates; or

•	in the case of common stock, we are or have been a U.S. real property holding corporation for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that you held our common stock.

If your gain is described in the first bullet point above, you generally will be subject to U.S. federal income tax on the net gain derived from the sale. If you are a corporation, then any such effectively connected gain received by you may also, under certain circumstances, be subject to the branch profits tax at a 30% rate, or such lower rate as may be prescribed under an applicable U.S. income tax treaty. If you are an individual described in the second bullet point above, you will be subject to a flat 30% U.S. federal income tax on the gain derived from the sale, which may be offset by U.S. source capital losses, even though you are not considered a resident of the U.S. Such holders are urged to consult their tax advisers regarding the tax consequences of the acquisition, ownership and disposition of the notes or the common stock.

We do not believe that we are currently, and do not anticipate becoming, a U.S. real property holding corporation.

Conversion of the Notes

You generally will not recognize any income, gain or loss on the conversion of a note into common stock. To the extent you receive cash upon conversion of a note in lieu of fractional shares of our common stock or a cash settlement in lieu of our common stock, you generally will be subject to the rules described under “—Sale, Exchange, Redemption or Other Disposition of the Notes or Common Stock” above. To the extent you receive common stock attributable to accrued interest, you generally will be subject to the rules described under “—Interest.”

Dividends

In general, dividends, if any, received by you with respect to our common stock, and any deemed distributions resulting from certain adjustments, or failures to make certain adjustments, to the conversion price of the notes, as discussed in “—Consequences to U.S. Holders—Constructive Dividends” above, will be subject to withholding of U.S. federal income tax at a 30% rate, unless such rate is reduced by an applicable U.S. income tax treaty. Because a constructive dividend deemed received by a non-U.S. holder would not give rise to any cash from which any applicable withholding tax could be satisfied, we may set-off any such withholding tax against cash payments of interest payable on the notes, shares of common stock, or proceeds from a sale subsequently paid or credited to a non-U.S. holder. Dividends that are effectively connected with your conduct of a trade or business in the U.S. are generally subject to U.S. federal income tax on a net income basis and are exempt from the 30% withholding tax, assuming compliance with certain certification requirements. Any such effectively connected dividends received by a non-U.S. holder that is a corporation may also, under certain circumstances, be subject to the branch profits tax at a 30% rate or such lower rate as may be prescribed under an applicable U.S. income tax treaty.

In order to claim the benefit of a U.S. income tax treaty or to claim exemption from withholding because dividends paid to you on our common stock are effectively connected with your conduct of a trade or business in the U.S., you must provide a properly executed Internal Revenue Service Form W-8BEN for treaty benefits or W-8ECI for effectively connected income, or such successor form as the Internal Revenue Service designates, prior to the payment of dividends. These forms must be periodically updated. You may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the Internal Revenue Service.

Backup Withholding and Information Reporting

If you are a non-U.S. holder, in general, you will not be subject to backup withholding with respect to payments that we make to you, provided that we do not have actual knowledge or reason to know that you are a U.S. person and you have given us the statement described above under “—Interest.” In addition, you will not be subject to backup withholding or information reporting with respect to the proceeds of the sale of a note or a share of common stock within the U.S. or conducted through certain U.S.-related financial intermediaries, if the payor receives the statement described above and does not have actual knowledge or reason to know that you are a U.S. person, as defined under the Code, or you otherwise establish an exemption. However, we may be required to report annually to the Internal Revenue Service and to you the amount of, and the tax withheld with respect to, any interest or dividends paid to you, regardless of whether any tax was actually withheld. Copies of these information returns may also be made available by the Internal Revenue Service under the provisions of a specific treaty or agreement to the tax authorities of the country in which you reside.

You generally will be entitled to credit (and obtain a refund of, if applicable) any amounts withheld under the backup withholding rules against your U.S. federal income tax liability provided that the required information is furnished to the Internal Revenue Service in a timely manner.

SELLING SECURITY HOLDERS

We are registering the notes and the common stock issuable upon conversion of the notes on behalf of the selling security holders named below and donees, pledgees, transferees or other successors-in-interest who receive notes or underlying common stock after the date of this prospectus from a named selling security holder as a gift, pledge, partnership distribution or other non-sale related transfer. We originally issued the notes in a private placement in April and May 2005 to the initial purchasers, Lehman Brothers Inc., Bear, Stearns & Co. Inc. and Wachovia Capital Markets, LLC. The initial purchasers resold the notes to purchasers in transactions exempt from registration pursuant to Rule 144A. Selling security holders may offer and sell the notes and underlying common stock pursuant to this prospectus.

The following table sets forth information as of July 20, 2005 with respect to the selling security holders and the principal amount of notes and underlying common stock that may be offered using this prospectus:

Name	Principal Amount of Notes Owned Before the Offering and to be Offered	Shares of Common Stock Issuable Upon Conversion of Notes Owned Before the Offering and to be Offered(1)	Shares of Common Stock Owned After Offering(2)	Percentage of Common Stock Outstanding(3)
AHEP Context(4)	$275,000	19,205	0	*
Allstate Insurance Company(5)	$2,000,000	139,670	0	*
Argent Classic Convertible Arbitrage Fund L.P.(6)	$280,000	19,554	0	*
Argent Classic Convertible Arbitrage Fund II, L.P.(6)	$180,000	12,570	0	*
Argent Classic Convertible Arbitrage Fund (Bermuda) Ltd.(7)	$4,060,000	283,529	0	*
Aristeia International Limited (8)	$6,375,000	445,197
Aristeia Trading LLC(9)	$1,125,000	78,564
Bank of America Pension Plan(10)	$1,000,000	69,835	0	*
Barnet Partners, Ltd.(10)	$4,500,000	314,257	0	*
CBARB, a segregated account of Geode Capital Master Fund, Ltd.(11)	$1,000,000	69,835	0	*
Context Convertible Arbitrage Fund, LP(12)	$450,000	31,426	0	*
Context Convertible Arbitrage Offshore, Ltd(12)	$1,500,000	104,752	0	*
DBAG London (13)	$500,000	34,917	0	*
Deutsche Bank Securities Inc.(14)	$1,500,000	104,752	0	*
Fore Convertible Master Fund, Ltd.(15)	$2,000,000	139,670	0	*
Fore ERISA Fund (15)	$1,000,000	69,835	0	*
Fore Multi Strategy Master Fund, Ltd.(15)	$1,000,000	69,835	0	*
Forest Fulcrum Fund LP(16)	$360,000	25,141	0	*
Forest Global Convertible Fund, Ltd, Class A-5(17)	$779,000	54,401	0	*
Forest Multi-Strategy Master Fund SPC, on behalf of its Multi-Strategy Segregated Portfolio(17)	$452,000	31,565	0	*
Goldman Sachs & Co. Profit Sharing Master Trust(18)	$128,000	8,939	0	*
Grace Convertible Arbitrage Fund, Ltd.(19)	$3,000,000	209,504	0	*

Name	Principal Amount of Notes Owned Before the Offering and to be Offered	Shares of Common Stock Issuable Upon Conversion of Notes Owned Before the Offering and to be Offered(1)	Shares of Common Stock Owned After Offering(2)	Percentage of Common Stock Outstanding(3)
Guggenheim Portfolio Company VIII (Cayman), Ltd.(20)	$1,000,000	96,835	0	*
HFR CA Global Opportunity Master Trust (17)	$320,000	22,347	0	*
HFR RVA Select Performance Master Trust (17)	$75,000	5,238	0	*
Highbridge International LLC(21)	$3,000,000	209,504	0	*
JMG Triton Offshore Fund, Ltd.(22)	$1,500,000	104,752	0	*
Laurel Ridge Capital LP(23)	$2,000,000	139,670	0	*
Lehman Brothers Inc. (24)	$18,750,000	1,309,403	0	*
LLT Limited(17)	$180,000	12,570	0	*
Lyxor/Forest Fund Limited(17)	$835,000	58,312	0	*
Man Mac I Limited(25)	$1,000,000	69,835	0	*
National Bank of Canada(26)	$1,075,000	75,072	0	*
Oz Master Fund, Ltd.(27)	$8,872,000	619,574
Peoples Benefit Life Insurance Company – TEAMSTERS(10)	$3,500,000	244,422	0	*
Radcliffe SPC, Ltd for and on behalf of the Class A Convertible Crossover Segregated Portfolio(28)	$1,000,000	69,835	0	*
Ramius Capital Group(29)	$500,000	34,917	0	*
Ramius Master Fund, Ltd.(29)	$1,400,000	97,769	0	*
RCG Baldwin, LP (29)	$500,000	34,917	0	*
RCG Latitude Master Fund, Ltd.(29)	$2,100,000	146,653	0	*
RCG Multi Strategy Master Fund, Ltd. (Shinsci)(29)	$500,000	34,917	0	*
Sphinx Convertible Arbitrage SPC(17)	$431,000	30,098	0	*
Vicis Capital Master Fund(30)	$1,000,000	69,835	0	*
Xavex Convertible Arbitrage Fund 10 Acct (6)	$480,000	33,521	0	*
Wolverine Convertible Arbitrage Fund Limited(31)	$6,000,000	419,009	0	*
Yield Strategies Fund I, L.P.(10)	$1,000,000	69,835	0	*
Zurich Insitutional Benchmark Master Fund Ltd.(17)	$568,000	39,666	0	*
Unnamed Holders of Notes	$21,350,000	1,490,973	0	2.2%
Total	$112,400,000	7,849,432	0	11.7%

*	Less than 1%
(1)	Assumes conversion of all of the holder’s notes at an initial conversion rate of 69.8348 shares per $1,000 principal amount of notes. However, this conversion rate is subject to adjustment as described under the section entitled “Description of Notes — Conversion Rights.” As a result, the amount of common stock issuable upon conversion of the notes may increase or decrease in the future.
(2)	Assumes that the selling security holder holds no shares of our common stock shown as being issuable upon the assumed conversion of the notes listed next to his name after the offering.
(3)

Calculated based on Rule 13d-3(d)(1)(i) of the Exchange Act using 58,843,303 shares of common stock outstanding as of April 21, 2005. In calculating this amount, we treated as outstanding the number of shares of common stock issuable upon conversion of all of that particular selling security holder’s notes. However, we did not assume the conversion of any other holder’s notes. We have assumed that the selling security holder holds no Notes following the offering.
(4)	Michael Rosen and William Fertig have voting and/or investment power over these securities.
(5)	The selling security holder has identified itself as an affiliate of a registered broker-dealer and has represented to us that it purchased the Notes for investment purposes and not with a view toward distribution of such Notes. The Allstate Corporation, which is an NYSE listed company, is the parent company of Allstate Insurance Company. Allstate Insurance Company is the parent company of Allstate Life Insurance Company. Allstate Investments, LLC, an affiliate of Allstate Insurance Company and Allstate Life Insurance Company is the investment manager for these entities.
(6)	Argent Management Company, LLC, Nathaniel Brown and Robert Richardson have voting and/or investment power over these securities.
(7)	Argent Financial Group (Bermuda), Ltd and Henry J. Cox have voting and/or investment power over these securities.
(8)	Aristeia Capital LLC is the investment manager for Aristeia International Limited. Aristeia Capital LLC is jointly owned by Kevin Toner, Robert H. Lynch Jr. and Anthony Fascella.
(9)	The selling security holder has identified itself a registered broker-dealer and has represented to us that it purchased the Notes for investment purposes and not with a view toward distribution of such Notes. Aristeia Advisors LLC is the investment manager for Aristeia Trading LLC. Aristeia Advisors LLC is jointly owned by Kevin Toner, Robert H. Lynch Jr. and Anthony Fascella.
(10)	Alex Lach has voting and/or investment power over these securities.
(11)	Vincent Gubitosi has voting and/or investment power over these securities.
(12)	Michael Rosen and William Fertig have voting and/or investment power over these securities.
(13)	The selling security holder has identified itself as an affiliate of a registered broker-dealer and has represented to us that it purchased the Notes for investment purposes and not with a view toward distribution of such Notes. Patrick Corrigan has voting and/or investment power over these securities.
(14)	The selling security holder has identified itself a registered broker-dealer and has represented to us that it purchased the Notes for investment purposes and not with a view toward distribution of such Notes.
(15)	David Elligshaw has voting and/or investment power over these securities.
(16)	The selling security holder has identified itself as a registered broker-dealer and has represented to us that it purchased the Notes for investment purposes and not with a view toward distribution of such Notes. Forest Investment Management LLC (“Forest”) has sole voting control and shares investment control over the securities. Forest is wholly-owned by Forest Partners II LP, the sole General Partner of which is Michael A. Boyd Inc. which is solely owned by Michael A. Boyd.
(17)	Forest Investment Management LLC (“Forest”) has sole voting control and shares investment control over the securities. Forest is wholly-owned by Forest Partners II LP, the sole General Partner of which is Michael A. Boyd Inc. which is solely owned by Michael A. Boyd.
(18)	The selling security holder has identified itself as an affiliate of registered broker-dealers and has represented to us that it purchased the Notes for investment purposes and not with a view toward distribution of such Notes. David S. Och as Senior Managing Member of Oz Management, LLC, the investment manager to the selling security holder, may be deemed to have voting and/or investment control of the registrable securities held by the selling security holder.
(19)	Grace Brothers Management, Inc., Michael Brailov and Bradford Whitmore have voting and/or investment power over these securities.
(20)	The selling security holder has identified itself as an affiliate of a registered broker-dealer and has represented to us that it purchased the Notes for investment purposes and not with a view toward distribution of such Notes. Matthew Li has voting and/or investment power over these securities.
(21)	The selling security holder has identified itself as a registered broker-dealer and as an affiliate of a registered broker-dealer and has represented to us that it purchased the Notes for investment purposes and not with a view toward distribution of such Notes. Highbridge Capital Management, LLC (“Highbridge”) is the trading manager of Highbridge International LLC (“HIC”) and consequently has voting control and investment discretion over securities held by HIC. Glenn Dubin and Henry Swieca control Highbridge. Each of Highbridge, Glenn Dubin and Henry Swieca disclaims beneficial ownership of these securities.

(22)	Pacific Asset Management LLC, Pacific Capital Management, Inc., Asset Alliance Holding Corp., Roger Richter, Jonathan M. Glaser and Daniel A. David have voting and/or investment power over these securities.
(23)	Van Nguyen, John Illuzzi, Andrew Mitchell, Nathaniel Newlin, Timothy Walton and Venkatesh Reddy have voting and/or investment power over these securities.
(24)	The selling security holder was an initial purchaser of the Notes in April and May 2005. The selling security holder has identified itself as a registered broker-dealer and has represented to us that it purchased the Notes for investment purposes and not with a view toward distribution of such Notes.
(25)	Man-Diversified Fund II Ltd. has been identified as the Controlling Entity of Man Mac 1 Ltd., the beneficial owner of the securities. The manager shares of Man-Diversified Fund II Ltd. are owned 75% by Albany Management Company Limited and 25% by Man Holdings Limited. The registered shareholder of Albany Management Company Limited is Argonaut Limited, a Bermuda company which is controlled by Michael Collins, a resident of Bermuda. Man Holdings Limited is a subsidiary of the Man Group plc, which is a public company listed on the London Stock Exchange.
(26)	The selling security holder has identified itself as an affiliate of a registered broker-dealer and has represented to us that it purchased the Notes for investment purposes and not with a view toward distribution of such Notes. Michael Rosen and William Fertig have voting and/or investment power over these securities.
(27)	David S. Och as Senior Managing Member of Oz Management, LLC, the investment manager to the selling security holder, may be deemed to have voting and/or investment control of the registrable securities held by the selling security holder.
(28)	Pursuant to an investment management agreement, RG Capital Management, L.P. (“RG Capital”) serves as the investment manager of Radcliffe SPC, Ltd.’s Class A Convertible Crossover Segregated Portfolio. RGC Management Company, LLC (“Management”) is the general partner of RG Capital. Steve Katznelson and Gerald Stahlecker serve as the managing members of Management. Each of RG Capital, Management and Messrs. Katznelson and Stahlecker disclaims beneficial ownership of the securities owned by Radcliffe SPC, Ltd. for and on behalf of the Class A Convertible Crossover Segregated Portfolio.
(29)	The selling security holder has identified itself as an affiliate of a registered broker-dealer and has represented to us that it purchased the Notes for investment purposes and not with a view toward distribution of such Notes. Alex Adair has voting and/or investment power over these securities.
(30)	Vicis Capital LLC is the investment manager of the selling security holder. John Succo, Sky Lucas and Shad Stastney control Vicis Capital LLC jointly but disclaim beneficial ownership of these securities.
(31)	Rob Bellick has voting and/or investment power over these securities.

We prepared this table based on the information supplied to us by the selling security holders named in the table.

Information about other selling security holders will be set forth in prospectus supplements or post-effective amendments, if required. The selling security holders listed in the above table may have sold or transferred, in transactions exempt from the registration requirements of the Securities Act, some or all of their notes since the date on which the information in the above table is presented. Information about the selling security holders may change from time to time. Any changed information with respect to the selling security holders of which we are given notice will be set forth in prospectus supplements to the extent required.

Beneficial ownership is determined under the rules of the SEC, and generally includes voting or investment power with respect to securities. Except as otherwise indicated above, to our knowledge, the persons and entities named in the selling security holder table have sole voting and sole investment power with respect to all securities which they beneficially own.

None of the selling security holders who are affiliates of broker-dealers purchased the securities outside of the ordinary course of business or, at the time of the purchase of the securities, had any agreements or understandings, directly or indirectly, with any person to distribute the securities.

Because the selling security holders may offer all or some of their notes or the underlying common stock from time to time, we cannot estimate the amount of the notes or underlying common stock that will be held by the selling security holders upon the termination of any particular offering. See the section entitled “Plan of Distribution” for further information.

PLAN OF DISTRIBUTION

We are registering the notes and the common stock issuable upon conversion of the notes on behalf of the selling security holders. As used herein, “selling security holders” includes donees, pledgees, transferees or other successors-in-interest selling notes or underlying common stock received after the date of this prospectus from a named selling security holder as a gift, pledge, partnership distribution or other non-sale related transfer. All costs, expenses and fees in connection with the registration of the notes and underlying common stock offered hereby will be borne by us. Brokerage commissions and similar selling expenses, if any, attributable to the sale of notes and underlying common stock will be borne by the selling security holders. The notes and underlying common stock may be sold from time to time directly by the selling security holders or alternatively, through underwriters, broker-dealers or agents. If the notes or underlying common stock are sold through underwriters or broker-dealers, the selling security holder will be responsible for underwriting discounts or commissions or agent’s commissions. The notes and underlying common stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at varying prices determined at the time of sale, or at negotiated prices. Such sales may be effected in transactions (which may involve block transactions) (i) on any national securities exchange or quotation service on which the underlying common stock may be listed or quoted at the time of sale, (ii) in the over-the-counter market, (iii) in transactions otherwise than on such exchanges or services or in the over-the-counter market, or (iv) through the writing of options. The selling security holders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their securities, nor is there an underwriter or coordinating broker acting in connection with the proposed sale of notes and underlying common stock by the selling security holders.

The selling security holders may effect such transactions by selling notes or underlying common stock directly to purchasers or to or through broker-dealers, which may act as agents or principals. Such broker-dealers may receive compensation in the form of discounts, concessions, or commissions from the selling security holders and/or the purchasers of notes or underlying common stock for whom such broker-dealers may act as agents or to whom they sell as principal, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions).

The selling security holders and any broker-dealers that act in connection with the sale of notes or underlying common stock might be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act, and any commissions received by such broker-dealers and any profit on the resale of the notes or underlying common stock sold by them while acting as principals might be deemed to be underwriting discounts or commissions under the Securities Act. We have agreed to indemnify each selling security holder against certain liabilities, including liabilities arising under the Securities Act. The selling security holders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the notes and underlying common stock against certain liabilities, including liabilities arising under the Securities Act.

The selling security holders may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act, and will be subject to the prospectus delivery requirements of the Securities Act. We have informed the selling security holders that the anti-manipulative provisions of Regulation M promulgated under the Exchange Act may apply to their sales in the market.

Our outstanding common stock is quoted on The Nasdaq National Market under the symbol “NABI.” The notes are not listed on any securities exchange or included in any automated quotation system. Upon their initial issuance, the notes were eligible for trading in The PORTAL Market. Any notes that are resold by means of this prospectus will no longer be eligible for trading in The PORTAL Market.

Selling security holders also may resell all or a portion of the notes and underlying common stock in open market transactions in reliance upon Rule 144 under the Securities Act or in transactions on The PORTAL Market in reliance on Rule 144A under the Securities Act, provided they meet the criteria and conform to the respective requirements of such Rules.

In connection with the sales of the notes and the underlying shares of our common stock or otherwise, the selling security holders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the notes and the underlying shares of our common stock in the course of hedging their positions. The selling security holders may also sell the notes and the underlying shares of our common stock short and deliver notes and the underlying shares of our common stock to close out short positions, or loan or pledge notes and the underlying shares of our common stock to broker-dealers that in turn may sell the notes and the underlying shares of our common stock.

Upon being notified by a selling security holder that any material arrangement has been entered into with a broker-dealer for the sale of notes or underlying common stock through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, we will file a supplement to this prospectus, if required, pursuant to Rule 424(b) under the Act, disclosing (i) the name of each such selling security holder and of the participating broker-dealer(s), (ii) the principal amount of notes or number of shares involved, (iii) the price at which such notes or shares were sold, (iv) the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable, (v) that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus and (vi) other facts material to the transaction. In addition, upon being notified by a selling security holder that a donee, pledgee, transferee or other successor-in-interest intends to sell more than 500 shares, to the extent required, we will file a supplement to this prospectus.

LEGAL MATTERS

The validity of the securities being offered hereby has been passed upon for us by Nutter McClennen & Fish LLP, Boston, Massachusetts, and the enforceability of the Notes under New York law has been passed upon for us by Cleary Gottlieb Steen & Hamilton LLP, New York, New York.

EXPERTS

The consolidated financial statements of Nabi Biopharmaceuticals appearing in Nabi Biopharmaceuticals’ Annual Report (Form 10-K) for the year ended December 25, 2004 (including the schedule appearing therein), and Nabi Biopharmaceuticals management’s assessment of the effectiveness of internal control over financial reporting as of December 25, 2004 included therein, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in its reports thereon (which conclude, among other things, that Nabi Biopharmaceuticals did not maintain effective internal control over financial reporting as of December 25, 2004, based on Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, because of the effects of the material weakness described therein), included therein, and incorporated herein by reference. Such consolidated financial statements and management’s assessment have been incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any materials that we file with the SEC at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet website at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding us and other issuers that file electronically with the SEC.

We make available free of charge through our Internet website at http://www.nabi.com our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. The information on our website or any other website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

We incorporate by reference into this prospectus certain information contained in other documents that we file with or furnish to the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus. We incorporate by reference the following documents:

•	our annual report on Form 10-K for the fiscal year ended December 25, 2004, filed on March 10, 2004 (SEC File No. 000-04829);

•	our definitive proxy statement on Schedule 14A for our annual meeting of stockholders to be held on May 13, 2005, filed on April 8, 2005 (SEC File No. 000-04829);

•	our quarterly report on Form 10-Q for the period ended March 26, 2005, filed on April 25, 2005 (SEC File No. 000-04829).

•	our current report on Form 8-K, filed on February 14, 2005 (SEC File No. 000-04829);

•	our current report on Form 8-K, filed on March 10, 2005 (SEC File No. 000-04829);

•	our current report on Form 8-K, filed on March 17, 2005 (SEC File No. 000-04829);

•	our current report on Form 8-K, filed on April 19, 2005 (SEC File No. 000-04829);

•	our current report on Form 8-K, filed on May 18, 2005 (SEC File No. 000-04829); and

•	our current report on Form 8-K, filed on July 7, 2005 (SEC File No. 000-04829)

All documents that we file after the date of the initial registration statement pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, prior to the effectiveness of the registration statement, shall be deemed to be incorporated by reference into this prospectus.

The reports and other documents that we file after the date of this prospectus will modify, supplement and supersede the information in this prospectus. We will provide you with a copy of any or all of the information that has been incorporated by reference in this prospectus but not delivered with this prospectus at no cost to you upon written or oral request to: Nabi Biopharmaceuticals, 5800 Park of Commerce Boulevard N.W., Boca Raton, Florida 33487, Phone: (561) 989-5800, Fax: (561) 989-5801, Attn: Investor Relations.

If at any time during the two-year period following the date of original issue of the notes we are not subject to the information requirements of Section 13 or 15(d) of the Exchange Act, we will furnish to holders of notes, holders of common stock issued upon conversion thereof and prospective purchasers thereof the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act in order to permit compliance with Rule 144A in connection with resales of such notes and common stock issued on conversion thereof.